Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Suzano Papel e Celulose S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Auditores Independentes
São Paulo, Brazil
February 21, 2019

We have served as the Company’s auditor since 2017.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Balance Sheets

	Note	12/31/2018	12/31/2017
			Revised
			(Note 2.4)
Current assets
Cash and cash equivalents	5	4,387,453	1,076,833
Financial Investments	6	21,098,565	1,631,505
Trade accounts receivable	7	2,537,058	2,297,763
Inventories	8	1,853,104	1,198,265
Recoverable taxes	9	296,832	300,988
Derivative financial instruments	4	352,454	77,090
Advances to suppliers	10	98,533	86,499
Other assets		169,175	119,610
Assets held for sale		5,718	11,535

Total current assets		30,798,892	6,800,088

Non-current assets
Recoverable taxes	9	231,498	283,757
Deferred taxes	12	8,998	2,606
Derivative financial instruments	4	141,480	56,820
Advances to suppliers	10	218,493	221,555
Judicial deposits	21.5	129,005	113,613
Receivables from land expropriation	17	63,652	60,975
Other assets		30,283	31,466
		823,409	770,792

Biological assets	13	4,935,905	4,548,897
Property, plant and equipment	15	17,020,259	16,211,228
Intangible assets	16	339,841	188,426
Investments	14	14,338	6,764
		22,310,343	20,955,315

Total non-current assets		23,133,752	21,726,107

Total assets		53,932,644	28,526,195

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Balance Sheets

	Note	12/31/2018	12/31/2017
			Revised
			(Note 2.4)
Current liabilities
Trade accounts payable	18	632,565	621,179
Loans and financing	19.1	3,425,399	2,115,067
Debentures	19.3	1,297	—
Derivative financial instruments	4	596,530	23,819
Taxes payable		243,835	125,847
Payroll and charges		234,192	196,467
Liabilities for assets acquisitions and subsidiaries	24	476,954	83,155
Dividends payable		5,434	180,550
Advance from customers		75,159	92,545
Other liabilities		367,313	280,437

Total current liabilities		6,058,678	3,719,066

Non-current liabilities
Loans and financing	19.1	27,648,657	10,076,789
Debentures	19.3	4,662,156	—
Derivative financial instruments	4	1,040,170	104,077
Liabilities for assets acquisitions and subsidiaries	24	515,558	502,831
Provision for contingencies	21	351,270	317,069
Employee benefits	22	430,427	351,263
Deferred taxes	12	1,038,133	1,787,413
Share-based compensation plans	23	124,318	38,320
Other liabilities		37,342	12,756

Total non-current liabilities		35,848,031	13,190,518

Total liabilities		41,906,709	16,909,584

Equity
Share Capital	25.1	6,241,753	6,241,753
Capital reserves		674,221	394,801
Treasury shares	25.3	(218,265)	(241,088)
Retained earnings		2,992,590	2,922,817
Other reserves	25.5	2,321,708	2,298,328
Non-controlling interest in subsidiaries’ equity	14.1	13,928	—
		12,025,935	11,616,611

Total equity and liabilities		53,932,644	28,526,195

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
Year ended December 31, 2018
In thousands of Brazilian reais (R$), except earnings/(loss) per share

Consolidated Statements of income

	Note	12/31/2018	12/31/2017	12/31/2016

Net sales revenue	27	13,443,376	10,580,673	9,839,162
Cost of sales	29	(6,922,331)	(6,496,304)	(6,563,080)
Gross profit		6,521,045	4,084,369	3,276,082

Operating income (expenses)
Selling expenses	29	(598,726)	(423,325)	(416,310)
General and administrative expenses	29	(825,209)	(528,974)	(427,100)
Equity in earnings of associates	14	7,576	5,872	(7,127)
Other operating income (expenses), net	29	(96,875)	140,510	(1,150,561)
		(1,513,235)	(805,917)	(2,001,098)

Operating profit before net financial income (expenses)		5,007,810	3,278,452	1,274,984

Net financial income (expenses)	26
Financial income		459,707	379,049	2,277,924
Financial expenses		(5,302,220)	(1,397,889)	(1,156,204)
		(4,842,513)	(1,018,840)	1,121,720

Net income before taxes		165,297	2,259,612	2,396,704
Income taxes	12
Current		(586,568)	(202,187)	(188,817)
Deferred		741,084	(236,431)	(530,072)
		154,516	(438,618)	(718,889)

Net income for the year		319,814	1,820,994	1,677,815

Result of the period attributed to the controlling shareholders		319,693	—	—
Result of the period attributed to non-controlling shareholders		121	—	—

Basic earnings per share
Common	25.6	0.29236	1.66760	1.53922

Diluted earnings per share
Common	25.6	0.29199	1.66552	1.53430

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
Year ended December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Statements of Comprehensive income

	Note	12/31/2018	12/31/2017	12/31/2016

Net income for the year		319,814	1,820,994	1,677,815
Items that will not be reclassified to profit or loss
Actuarial gain (loss)	22	(69,305)	4,173	(54,422)
Deferred income taxes on actuarial gain (loss)		23,564	(1,419)	18,503

Item that may be subsequently reclassified to profit or loss

Exchange variation on conversion of financial statements and on foreig investments	14	137,546	38,006	(45,720)

Total comprehensive income		411,619	1,861,754	1,596,176

Result for the year attributed to the controlling shareholders		411,498	1,861,754	1,596,176
Result for the year attributed to non-controlling shareholders		121	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
In thousands of Brazilian reais R$, unless otherwise indicated

Consolidated Statements of Changes in Equity

			Capital reserves				Retained reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balances on December 31, 2015		6,241,753	75,317	23,091	(15,442)	(288,858)	231,926	469,889	—	—	2,450,083	—	9,187,759	—	9,187,759
Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,677,815	1,677,815	—	1,677,815
Actuarial loss net of deferred taxes		—	—	—	—	—	—	—	—	—	(35,919)	—	(35,919)	—	(35,919)
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	(45,720)	—	(45,720)	—	(45,720)
Equity transactions with shareholders:
Stock options granted		—	—	3,341	—	—	—	—	—	—	—	—	3,341	—	3,341
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,515	—	—	—	—	—	—	8,515	—	8,515
Dividends distributed		—	—	—	—	—	—	(300,000)	—	—	—	—	(300,000)	—	(300,000)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	—	26	26	—	26
Allocation of profit for the year:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	—	(53,877)	53,877	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	124,085	—	—	—	—	—	—	—	—	(124,085)	—	—	—
Transfer between reserves		—	—	—	—	—	84,600	1,036,985	115,220	—	—	(1,236,805)	—	—	—
Issue of treasury shares to employees		—	—	(6,678)	—	6,678	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends		—	—	—	—	—	—	—	—	—	—	(370,828)	(370,828)	—	(370,828)
Balances at December 31, 2016		6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,874	115,220	—	2,314,567	—	10,124,989	—	10,124,989
Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,820,994	1,820,994	—	1,820,994
Actuarial gain net of deferred taxes	22	—	—	—	—	—	—	—	—	—	2,754	—	2,754	—	2,754
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	38,006	—	38,006	—	38,006
Transactions with shareholders:
Stock option program	23	—	—	1,521	—	—	—	—	—	—	—	—	1,521	—	1,521
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	—	8,514	—	8,514
Treasury shares acquired		—	—	—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
Interest on own capital	25	—	—	—	—	—	—	—	—	—	—	(199,835)	(199,835)	—	(199,835)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	—	29	29	—	29
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	—	(56,999)	56,999	—	—	—
Cancelation of treasury	25.3	—	—	—	—	17,107	—	—	—	—	—	(17,107)	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	196,604	—	—	—	—	—	—	—	—	(196,604)	—	—	—
Transfer between reserves		—	—	—	—	—	90,372	1,074,444	119,380	—	—	(1,284,196)	—	—	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends	25.7	—	—	—	—	—	—	—	—	—	—	(180,280)	(180,280)	—	(180,280)

Balances at December 31, 2017		6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,318	234,600	—	2,298,328	—	11,616,611	—	11,616,611

Total comprehensive income (loss)
Net income (loss) for the year		—	—	—	—	—	—	—	—	—	—	319,693	319,693	121	319,814
Actuarial gain (loss) net of deferred taxes	22	—	—	—	—	—	—	—	—	—	(45,741)	—	(45,741)	—	(45,741)
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	137,546	—	137,546	—	137,546
Transactions with shareholders:
Stock options granted	23	—	—	5,170	—	—	—	—	—	—	—	—	5,170	—	5,170
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,516	—	—	—	—	—	—	8,516	—	8,516
Non-controlling interest arising on business combination	14.1	—	—	—	—	—	—	—	—	—	—	—	—	13,807	13,807
Reversal of time-barred dividends		—	—	—	—	—	—	—	66	—	—	—	66	—	66
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—		—	—	—	—	—	—	(68,424)	68,424	—	—	—
Exercise of share option		—	—	(14,307)	—	14,307	—	—	—	—	—	—	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	288,557	—	—	—	—	—	—	—	—	(288,557)	—	—	—
Constitution of special statutory reserve		—	—	—	—	—	—	—	7,882	—	—	(7,882)	—	—	—
Constitution of the legal reserve		—	—	—	—	—	15,917	—	—	—	—	(15,917)	—	—	—
Constitution of a reserve for capital increase		—	—	—	—	—	—	70,940	—	—	—	(70,940)	—	—	—
Complementary Dividends for the year 2017		—	—	—	—	—	—	(29,976)	—	—	—	—	(29,976)	—	(29,976)
Proposed dividends from management		—	—	—	—	—	—	(596,534)	—	596,534	—	—	—	—	—
Dividends subject to approval		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends	25.7	—	—	—	—	—	—	—	—	—	—	(3,466)	(3,466)	—	(3,466)
Unrealized net revenue of 2017		—	—	—	—	—	—	4,880	62	—	—	(1,355)	3,588	—	3,590
Balances at December 31, 2018		6,241,753	684,563	5,100	(15,442)	(218,265)	422,815	1,730,629	242,612	596,534	2,321,708	—	12,012,007	13,928	12,025,935

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A.
Consolidated Financial Statements
Years ended December 31
In thousands of Brazilian reais (R$)

Consolidated Statements of Cash Flows

	Note	12/31/2018	12/31/2017	12/31/2016

Cash and cash equivalents from operating activities

Net (loss) income for the year		319,814	1,820,994	1,677,815

Adjustment to
Depreciation, depletion and amortization		1,563,223	1,402,778	1,403,518
(Income) loss from sale of property, plant and equipment and biological assets	29	(4,523)	(29,005)	(9,767)
Equity in (earnings) loss of unconsolidated companies	14	(7,576)	(5,872)	7,127
Exchange and monetary variations, net		1,446,207	2,273	(1,442,918)
Interest expenses, net		789,670	877,313	1,000,287
Derivative (gains) losses, net	26	2,735,196	(73,271)	(528,839)
Fair value adjustment of biological assets	13	129,187	(192,504)	780,666
Deferred taxes	12	(741,084)	236,431	530,072
Interest on employee benefits	22	35,920	38,022	36,856
Provision for contingencies	21	13,285	35,645	20,498
Share-based compensation plans	23	131,609	33,715	2,808
Allowance for doubtful accounts, net	7	6,450	32,397	17,005
Reversal of/(addition to) provision for discounts		27,681	(9,497)	(35,497)
Provision for (reversal of) inventory losses and write-offs	8	(34,560)	42,027	9,564
Write-off of tax credits	9	—	5,438	—
Provision for losses (impairment) and write-off with property, plant and equipment and biological assets	29	18,103	66,707	316,646
Partial write-off of intangible assets		—	18,845	78,799
Other provisions		75,791	36,049	135,949

Decrease (increase) in assets
Trade accounts receivables		(186,026)	(726,808)	212,908
Inventories		(612,687)	100,119	(47,846)
Recoverable taxes		50,960	8,702	(39,689)
Other current and non-current assets		(11,318)	415,345	(483,406)

Increase (decrease) in liabilities
Trade accounts payables		1,473	63,236	(4,696)
Other current and non-current liabilities		192,566	(230,200)	1,204,144
Tax payable		567,868	864,315	—
Payment of interest		(806,758)	(1,006,869)	(1,102,090)
Other taxes and contributions paid		(135,265)	(598,617)	(545,751)
Income taxes paid		(327,282)	(121,177)	(90,532)
Actuarial liabilities	22.3	(26,061)	(21,595)	(15,410)
Contingencies	21.1	(41,013)	(17,077)	(12,682)

Net cash provided by operating activities		5,170,850	3,067,859	3,075,539

Cash flows from investing activities
Additions to property, plant and equipment	15	(1,251,486)	(859,880)	(885,999)
Additions to intangible assets		(7,217)	(8,054)	(11,640)
Additions to biological assets	13	(1,164,995)	(912,368)	(1,426,699)
Proceeds from sale of assets		95,481	84,694	35,235
Additions (reduction) in financial investments, net		(19,340,022)	687,274	(1,053,381)
Acquisition of subsidiaries, net cash	14.1	(294,473)	—	—

Net cash used in investing activities		(21,962,712)	(1,008,334)	(3,342,484)

Cash flow from financing activities
Proceeds from loans and financing	19.1	20,964,722	2,561,954	5,665,635
Issue of Debentures		4,681,100	—	—
Payment of derivative transactions	4	(1,586,415)	39,695	117,261
Payment of loans and financings	19.1	(3,738,577)	(4,533,736)	(4,853,038)
Payment of dividends		(210,205)	(570,568)	(299,926)
Sale of treasury shares to meet stock-based compensation plan		8,514	8,514	8,514
Liabilities for assets acquisitions	24	(84,090)	(117,865)	(72,364)
Repurchase of treasury shares		—	(83)	—

Net cash (used in) provided by financing activities		20,035,049	(2,612,089)	566,082

Exchange variation on cash and cash equivalents		67,433	14,700	(161,686)

Increase (reduction) in cash and cash equivalents		3,310,620	(537,864)	137,451

Cash and cash equivalents at the beginning for the year	5	1,076,833	1,614,697	1,477,246
Cash and cash equivalents at the end for the year	5	4,387,453	1,076,833	1,614,697

Statement of the increase (reduction) in cash and cash equivalents		3,310,620	(537,864)	137,451

The accompanying notes are an integral part of the consolidated financial statements.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

1.              Company Operations

Suzano Papel e Celulose S.A., (hereinafter referred to as the “Suzano”) and together with its subsidiaries hereinafter referred to as “the Company”, is a publicly-held corporation with registered office in the city of Salvador, state of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. - Brazil, Bolsa, Balcão, Novo Mercado segment under the acronym (SUZB3).

On December 10, 2018, Suzano began trading its American Depositary Receipts (“ADRs”), Level II, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Bank of New York Mellon is the depositary institution in the United States of America, responsible for issuing the respective depositary shares, at the rate of 1 (one) American Depositary Share (“ADSs”) for each 2 (two) common share and shall operate as a transfer agent.

Suzano ADRs are traded on the New York Stock Exchange (“NYSE”) under the symbol SUZ, CUSIP 86959K105 and ISIN BRSUZBACNOR0 (DR ISIN: US86959K1051).

The Company has 7 (seven) industrial units in the following States of Brazil: 1 (one) in Bahia, 1 (one) in Maranhão, 1 (one) in Ceará, 1 (one) in Pará and 3 (three) in São Paulo.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

1.1.         Major events in 2018

a)                       Operational events

i)         Export prepayment financial transaction

On December 4, 2018, the Company contracted, through its wholly-owned subsidiary Suzano Pulp and Paper Europe SA (“Suzano Europa”), an export prepayment line, structured in a syndicated form, in the amount of US$ 2,3 billion (equivalent to R$ 8,8 billion) and with a total term of 5 and 4 years grace period and London Interbank Offered Rate (“LIBOR”) + 1.15%. Suzano was the guarantor of the transaction. The new operation does not have financial covenants.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)            Senior Notes Offer (“Notes 2047”)

On November 6, 2018, the Company reopened the issuance of “Senior Notes 2047” and issued on the foreign market, in the amount of US$ 500 million (equivalent to R$ 1,9 billion), with maturing in 29 years and were issued with coupon (interest) of 6.9% per year, which will be paid semi-annually.

iii)           Senior Notes Offer (“Notes 2029”)

On September 17, 2018, the Company issued in the foreign market, through its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”), Senior Notes in the amount of US$ 1 billion (equivalent to R$ 4.7 billion). The Notes mature in 11 years and were issued with a coupon (interest) of 6% per annum, which will be paid semi-annually.

iv)           Resources obtained

On August 27, 2018, the Company capitalized funds of the Export Credit Note (“NCE”) and the Rural Productive Credit (“CPR”) in the amount of R$ 511,000 and R$ 275,000, respectively, maturing in August 2026 and interest rate of 1.03% per annum plus Interbank Deposit Certificate (“CDI”), payable semi-annually.

The net proceeds of NCE will be fully used to finance the Company’s exports and in the case of CPR to finance costing activities. For any amount that is the object of this fund-raising, the Company contracted the corresponding hedge to the exchange rate with a cost of 5.60% of the dollar pre-fixed per year plus exchange variation.

On July 31, 2018, the Company obtained funds in the form of an Export Credit Note in the amount of R$ 770,600, maturing in July 2026 with an interest rate of 0.99% per annum plus CDI, which will be paid semi-annually.

The net proceeds will be fully used to finance the Company’s exports. For all of the volume object of this fund-raising, the Company contracted the respective hedge to the exchange rate with a cost of 5.71% of the dollar pre-fixed per year plus exchange variation.

v)            Auction of the Port of Itaqui in Maranhão - (MA)

On July 27, 2018, the Company participated in the public auction, promoted by National Agency for Waterway Transportation (“ANTAQ”), a regulatory agency, to lease public areas and infrastructure for handling and storage of general paper and pulp. The Company presented the winning proposal for the initial concession of the 53,545 square meters area in the Port of Itaqui (MA) for the period of 25 years.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

The new terminal project, estimated by ANTAQ at R$ 215 million, represents another step in the investment cycle carried out by the Company.

vi)           Debentures - 6th issue

On June 29, 2018, the Suzano issued R$ 4,681,100 in 6th issue, single series, non-convertible debentures maturing in June 2026 with interest rate of 112.50% of CDI.

For this debenture issue, the Company contracted the respective hedge at the exchange rate of 5.74% of the dollar pre-fixed per annum.

vii)          Acquisition of land and forests in the State of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates.

On April 4, 2018, the Administrative Council of Economic Defense (“CADE”) approved this transaction without restrictions. On August 31, the transaction was completed, and the assets acquired were:

(i) Around 9,500 (nine thousand and five hundred) hectares of rural land and one million and 1,200,000 m³ (two hundred thousand cubic meters) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, for R$ 308.100 million; and

(ii) Option to purchase, exercised on July 2, 2018, for the acquisition approximately 20,000 twenty thousand hectares of rural properties in the same region and 5,600,000 m³ (five million and six hundred thousand) cubic meters of forests, which reflects the potential of production of existing and already implanted forests, for the price of R$ 749.3 million.

The amount of R$ 532,450 was paid on the respective closing dates and the remaining balance adjusted by the Extended Consumer Price Index (“IPCA”), with maturities of up to 12 months (Note 24).

viii)         Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly-owned subsidiary Suzano Europa, an export prepayment transaction, structured in a syndicated form, in the amount of US $ 750 million, with a total term of 5 years and a 3-year grace period, and the London Interbank Offered Rate (LIBOR) + 1.35%, with Suzano and Suzano Trading Ltd (“Suzano Trading”), also a Suzano subsidiary, as guarantee the operation.

The proceeds were used for the settlement of the export prepayment financial transaction, as well as for the financing of export operations. The new operation brings the cost reduction in

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

dollars, lengthening the average term of the debt, and eliminating financial covenants. The operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants.

b) Corporate events

i)                      Operation with Fibria Celulose S.A. (“Fibria”)

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of Suzano (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling Shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. — (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Suzano and of Fibria, through corporate restructuring.

A corporate restructuring was submitted and approved to the shareholders of the Companies, which will result in the following:

(a)  the ownership, by Suzano, of all the shares issued by Fibria; and

(b) in the receipt by the shareholders of Fibria, for each common share issued by Fibria, of:

(i)      R$ 52.50 (fifty-two reais and fifty centavos), restated at the variation of the CDI rate from March 15, 2018 until to the effective payment date, adjusted for anticipated dividends 2018, liquidity a single installment on the date of consummation of the transaction; and

(ii)     0.4611 common shares of Suzano, to be delivered on the date of consummation of the operation.

Shareholders of Fibria holding American Depositary Shares (“ADSs”) will be entitled to receive Suzano ADSs, observing the same exchange ratio.

The shares and ADRs issued by Fibria will no longer be traded on B3 S.A. and the NYSE, respectively.

The consummation of the transaction for the fulfillment of some usual precedent conditions for this type of operation, including the approval by certain competition authorities in Brazil and abroad. The authorizations and approvals were obtained as follows:

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

i.        On June 1, 2018, The Federal Trade Commission, a competitive authority in the United States of America, granted early conclusion of the transaction analysis between Suzano and Fibria without restrictions.

ii.       On July 26, 2018, Suzano’s Board of Directors and Fiscal Council approved, among other matters, the conclusion of the Protocol and Justification between Suzano, Fibria Celulose SA and Eucalipto Holding SA, which establishes the terms and conditions of the corporate reorganization that allows the combination of the operations and shareholding bases of Suzano and Fibria.

iii.      On August 8, 2018, the Declaration of Efficiency was issued by the SEC of the United States of America for the registration statement filed by Suzano with the SEC to register their ADRs on the NYSE;

iv.     On August 31, 2018, the State of Administration for Market Regulation (“SAMR”), authority responsible for competition matters in China, approved the operation between Suzano and Fibria without restrictions in China.

v.      On September 6, 2018, the competition authority in Turkey approved the operation between Suzano and Fibria without restrictions.

vi.     On September 13, 2018, at Extraordinary General Meeting (“AGE”), all matters related to the corporate reorganization were approved with a view to combining the operations and shareholder base of the Companies.

vii.    On October 11, 2018, the Company received the notification from Administrative Council for Economic Defense (“CADE”), the Brazilian competition authority, approving without restrictions the transaction involving Suzano and Fibria.

viii.   On November 14, 2018, a decision was issued by the National Water Transportation Agency (“ANTAQ”), which, approved the alteration of the corporate control of Fibria its subsidiaries to the Company.

ix.     On November 29, 2018, the European competition authority, approved the operation between Suzano and Fibria subject to the early termination of the contract for the supply of short-fiber pulp between Fibria and Klabin SA (“Klabin”), within four months after the date of completion of the transaction.

With all previous conditions met, the 45-day deadline for consummation of the transaction was started, when the corporate reorganization was carried out, which includes the following steps:

a)             Capital contribution by Suzano in Eucalipto Holding S.A. (“Holding”) in an amount equivalent to the cash portion to be used for settlement of the Cash Portion in favor of Fibria Shareholders;

b)             Contribution of the Fibria investment by the Shareholders Fibria in the Holding for the amount restated as established in the Shareholders’ Agreement, upon the issuance by the Holding of new Common Shares - ON and Redeemable Preferred — PN.

c)              Redemption of the PN shares by the Holding to the Shareholders of Fibria through payment of the cash installment; and

d)             Merger of the Holding by Suzano, with the issuance and delivery of new common shares - Suzano’s ON shares to Fibria’s Shareholders, replacing the Holding’s ON shares held by them.

The transaction was completed on January 14, 2019 as disclosed in Note 32 i).

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)        Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.8% of the total capital of the mill of Facepa — Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once the above conditions and all the approvals obtained from the relevant governmental authorities were implemented, Suzano acquired 100% of the control of Comércio, Administração e Participações Ltda. (“AGFA”), whose main asset is the 28.8% stake in Facepa, and directly acquired the 64% stake in Facepa’s controlling Shareholders, totaling a 92.8% interest in the share capital.

The total consideration of the transaction was R$ 307,876, being paid at the acquisition date amounted to R$ 267,876 and remaining R$ 40,000 is subject to non-realization of compensable losses by sellers and will be paid in two installments of R$ 20,000, in accordance with the agreement, with maturities in March 2023 and March 2028.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE) of tissue, the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA). (Note 14.1)

iii)       Acquisition of company in the energy segment (PCH Mucuri)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent Government Authorities, the operation for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the Cities of Carlos Chagas and Pavão in the State of Minas Gerais. The amount paid for the acquisition was R$ 48,028. (Note 14.1).

iv)       Maxcel e Itacel

In the concession process in the Port of Itaqui, the following companies participated: Maxcel Empreendimentos e Participações S.A. (“Maxcel”), a wholly owned subsidiary of Suzano, and the Terminal de Celulose de Itaqui (“Itacel”). Maxcel participated as a conduit in the bidding process, having as obligation the constitution of a lessee as Specific Purpose Company (“SPE”). Itacel as well as a concession lessee is an integral subsidiary of Maxcel and is responsible for the operation and storage of pulp in the leased area. The amount invested for the constitution of these subsidiaries is R$ 46,922.

2.              Presentation of the Financial Statements

2.1.         Preparation basis and presentation

The consolidated financial statements was prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

The main accounting polices applied in the preparation of these financial statements are presented in Note 3.

The financial statements were prepared using the historical cost as the basis of value, except for certain assets and liabilities financial and biological assets that are measured at fair value.

The preparation of financial statements requires the use of certain significant accounting estimates and the exercise of judgment by Management in the process of applying accounting practices. The areas requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.1.26.

The Company affirms that all the information relevant to its financial statements is being evidenced and only these, which correspond to those used by the Management for its Administration.

The issuance of these financial statements was approved by the Company’s Board of Directors on February 21, 2019.

2.1.1.      Consolidated financial statements

The consolidated financial statements were prepared based on the information provided by Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices.

The subsidiaries are consolidated from the date control is obtained until the date that control ceases to exist. In the case of joint venture with other Companies, these investments are accounted for under the equity method, both in the individual financial statements and in the consolidated financial statements.

The joint operations are companies in which the Company maintains the joint operation, contractually established, over its economic activity and that exists only when the strategic, financial and operational decisions related to the activity require the unanimous consent of the parties that share the control.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

Companies included in the Company’s consolidated financial statements are the following:

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

				Interest in capital (%)
Investee	Nature of the main operation	Country	Type of interest	12/31/2018	12/31/2017
AGFA - Comércio, Administração e Participações Ltda. (“AGFA”) (a)	Investment in Facepa	Brazil	Direct	100%	—
Asapir Produção Florestal e Comércio Ltda (“Asapir”)	Loan agreement	Brazil	Joint Operation	50%	50%
Comercial e Agrícola Paineiras Ltda (“Paineiras”)	Land lease	Brazil	Direct	100%	100%
Eucalipto Holding S.A (“Eucalipto”)	Holding	Brazil	Direct	100%	—
Facepa - Fábrica de papel da Amazônia S.A. (“Facepa”) (a)	Production and sale of tissue paper	Brazil	Direct/Indirect	92.8%	—
Futuragene Brasil Tecnologia Ltda (“Futuragene Brasil”)	Biotechnology research and development	Brazil	Indirect	100%	100%
FuturaGene Ltd (“Futuragene”)	Biotechnology research and development	United Kingdom	Indirect	100%	100%
Ibema Companhia Brasileira de Papel (“Ibema”)	Production and sale of paperboard	Brazil	Joint Venture	49.9%	49.9%
Maxcel Empreendimentos e Participações S.A. (“Maxcel”) (c)	Holding	Brazil	Direct	100%	—
Mucuri Energética S.A. (“PCH Mucuri”) (b)	Energy generation and distribution	Brazil	Direct	100%	—
Ondurman Empreendimentos Imobiliários Ltda (“Ondurman”)	Land lease	Brazil	Direct	100%	100%
Paineiras Logística e Transporte Ltda (“Paineiras Logística”)	Commissioning of road transport	Brazil	Direct	100%	100%
Stenfar S.A. Indll. Coml. Imp. Y. Exp. (“Stenfar”)	Sale of paper and IT materials	Argentina	Direct/Indirect	100%	100%
Sun Paper and Board Limited (“Sun Paper”)	Shared expenses	United Kingdom	Direct	100%	100%
Suzano Áustria GmbH (“Suzano Áustria”)	Capital raising	Austria	Direct	100%	100%
Suzano Luxembourg (“Suzano Luxemburgo”)	Not operational	Luxembourg	Direct	100%	—
Suzano Pulp and Paper America Inc (“Suzano América”)	Sale of pulp and paper	United States	Direct	100%	100%
Suzano Pulp and Paper Europe S.A. (“Suzano Europa”)	Sale of pulp and paper	Switzerland	Direct	100%	100%
Suzano Trading Ltd (“Suzano Trading”)	Sale of pulp and paper	Cayman Islands	Direct	100%	100%
Terminal de Celulose de Itaqui S.A. (“Itacel”)	Port services	Brazil	Indirect	100%	—

(a)           See Note 1.1 b), ii).

(b)           See Note 1.1 b), iii).

(c)           See Note 1.1 b), iv).

2.2.         Functional currency and presentation currency

The information included in the financial statements are measured using the currency of the main economic environment in which the subsidiary operates the (“functional currency”).

The financial statements are presented in Brazilian Real, which is Suzano’s functional currency, and also its presentation currency.

a)  Foreign-currency translation

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rate effective on the respective balance sheets dates. Gains and losses resulting from the adjustment of these assets and liabilities, verified between the exchange rate effective on the date of transaction and end of years are recognized as financial income or expenses in the income statement.

b)  Foreign subsidiaries

Foreign subsidiaries prepare their individual financial statements in their functional currency.

The conversion process for the presentation of the consolidated financial statements, assets and liabilities monetary are converted from their functional currency to Reais using the exchange rate of the balance sheet dates and the respective income and expense accounts are determined by the rates monthly average of the exercises. Non-monetary assets and

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

liabilities are translated from their functional currency into Reais at the exchange rate of the date of the accounting transaction (historical rate).

Gains and losses resulting from the exchange variation calculated on the investments in subsidiaries abroad, measured by the equity method and the gains and losses resulting from the exchange variation determined in the conversion process for the consolidation of the Company’s financial statements, are recognized in the caption Other reserves and presented in other comprehensive income in Shareholders’ equity.

The functional currency of foreign subsidiaries are the following:

Subsidiary	Country	Currency name

Suzano Trading	Cayman Islands	U.S. Dollar
Suzano Luxemburgo	Luxembourg
Suzano América	United States
Suzano Áustria	Austria

FuturaGene	United Kingdom	Pound Sterling
Sun Paper

Suzano Europa	Switzerland	Swiss Franc

Stenfar	Argentina	Argentine Peso (a)

(a) Argentina presented a significant increase in inflation indicators in the first half of 2018, accompanied by a high degree of devaluation of the Argentine peso (ARS). On June 14, 2018, the National Institute of Statistics and Censuses of Argentina (“INDEC”) published the price index indicating that the inflation accumulated in the last 3 years exceeded 100%. And as established by IAS 29 — Accouting in a Hyperinflationary Economies, it was possible to conclude that as of July 1, 2018 Argentina was considered as a hyperinflationary economy.

The wholly-owned subsidiary Stenfar is headquartered in Argentina and has applied the requirements of IAS 29. Suzano has recognized the effects of these variations, considered intangible for the purpose of these financial statements, using the equity method, directly reflected in Other Reserves.

2.3.         Presentation of information by operating segment

On December 31, 2018, the Board of Directors has been identified as the Chief operating decision-maker, which is responsible for allocating resources and assessing performance of the operating segments. The operating segments are:

i)  Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)  Paper: comprises production and sale of paper to meet the demands of both domestic and international markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

2.4.         Revised of comparative figures

The financial statements as of December 31, 2017, presented for comparison purposes, were adjusted for a better presentation and comparison with the information for the period ended December 31, 2018. The reclassifications between items of Current Assets did not change the total of this group and also do not change the total of the Assets. The reclassifications were:

i) Other Assets in the amount of R$ 12,870, related to advances for the acquisition of wood for Advances to Suppliers;

3.              Accounting practices adopted

The financial statements were prepared in accordance with accounting practices consistent with those used in the preparation of the annual financial statements as of December 31, 2017, except for the application of the new accounting pronouncements as of January 1, 2018, as described below. However, even with the application of the new pronouncements, there was no material impact on the financial statements, as already expected and mentioned in the financial statements as of December 31, 2017

3.1       Principal accounting policies

3.1.1                     Cash and cash equivalents

Cash and cash equivalents includes balances of cash, banks and highly liquid investments maturing within 90 days from their initial contracting date, which are subject to insignificant risk of change in their value.

3.1.2                     Financial assets and liabilities

a)            Overview

Financial instruments are recognized as of the date the Company becomes party of financial instruments contractual provisions. These are initially recorded at their fair value, plus transaction costs which are directly attributable to their acquisition or issuance, except for the financial assets and liabilities classified under the fair value through profit or loss category, where these costs are directly recorded as financial income. Their subsequent measure occurs every balance sheet date according to IFRS standards for each type of financial assets and liabilities category.

The Company does not adopt hedge accounting.

The fair value of financial instruments actively traded on the organized markets is determined based on the market quotes on the balance sheets closing dates. In the lack of an active market, the fair value is determined through valuation techniques, which include the use of

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

recent market arm’s length transactions, benchmark to the fair value of similar financial instruments, discounted cash flows analysis or other valuation models.

The gain or loss on the initial recognition of financial assets and liabilities arising from the difference between the fair value and the present value of the cash flows of the instrument discounted by the contractual rate, called “day one profit or loss”, is recognized in the income statement proportional to the term of the transaction, until the entire amount is considered at maturity, in case the fair value is not observable directly in the open market.

The adoption of IFRS 9 Financial Instruments as of January 1, 2018 resulted in the updating of accounting policies, however, there was no material impact or adjustments due to the new standard.

IFRS 9 replaces the provisions of IAS 39 that refer to recognition, classification and measurement of financial assets and liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The transition method adopted by the Company was the retrospective transition model with modification, of which, the respective pronouncement becomes effective in the Company’s balance sheet as of the effective date, in the case, as of January 1, 2018, and the comparative figures are not altered to reflect the accounting practice adopted by the Company.

In relation to the change in classification and measurement brought by IFRS9, financial assets classified in 2018 and amortized cost in the previous year (2017) were classified as “loans and receivables”, with initial and subsequent measurements identical to the accounting practice current.

b)                 Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost and (b) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired, as explained below:

i.                                         Amortized cost

The financial assets held by the Company are: (i) to receive contractual cash flow and not for sale with realization of profits and losses; and (ii) the contractual terms of which give rise, on specific dates, cash flows of payments of principal and interest on the principal amount outstanding.

Includes balance of cash and cash equivalents and trade accounts receivable. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the income statement.

ii.                                      Financial assets measured at fair value through profit or loss

This category includes financial assets held for trading, assets designated in the initial recognition at fair value through profit or loss and derivatives. They are classified as held for trading if originated with the purpose of sale or repurchase in the short term and measured at

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

their fair value at every balance sheet date. Interest rates, exchange variation and those variations deriving from fair value valuation are recognized as financial income or Expenses in the Income statement when incurred.

c)                                     Financial liabilities

Financial liabilities are classified between the categories below according to the nature of financial instruments contracted or issued:

i.               Financial liabilities measured at fair value through profit or loss

These include financial liabilities usually traded before maturity, liabilities designated in the initial recognition at fair value through profit or loss and derivatives. They are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and those variations deriving from fair value valuation, where applicable, are recognized in the income statement when incurred.

ii.            Liabilities at amortized cost

Loans and financing are initially recognized at fair value, net of any attributable transaction costs, and subsequently presented at amortized cost using the effective interest rate method. Interest, monetary restatement and exchange variation, when applicable, are recognized in income, when incurred.

3.1.3                     Trade accounts receivable

Trade accounts receivable are recorded at nominal value billed at the date of sale in the normal course of business of the Company, adjusted to the present value when applicable, plus exchange variation when denominated in foreign currency. Due to the average term of receipt of the securities, their value corresponds to the fair value. If the term of receipt is equivalent to one year or less, the accounts receivable are classified in Current assets. Otherwise, they are presented in Non-current assets.

Beginning January 1, 2018, with the adoption of IFRS 9 - Financial Instruments, the Company selected the expected loss model at the time of billing based on the use of a provisions matrix with a simplified approach. Until December 31, 2017, the impairment was determined based on the less incurred. When necessary, based on individual analysis, the provision for expected loss is supplemented. The adoption of this new methodology did not have a material impact on the income statement.

3.1.4                    Inventories

Inventories are shown at the lowest value between average acquisition or production cost, net of recoverable taxes, and its net realizable value. Imports in transit are presented at the cost incurred until the balance sheet date. Cost of wood transferred from biological assets is equivalent to its fair value plus harvest and freight costs.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The balance of inventories is presented net of estimated losses established to support impairment losses identified or estimated by Management.

3.1.5                     Non-current assets held for sale

Non-current assets held for sale are classified as such if it is highly probable that they will be recovered primarily through sale instead of their continuous use and when sale is highly probable.

They are measured by the lowest amount between their book value and their fair value less selling expenses.

Possible impairment loss is initially allocated to goodwill, in the case of investment, and then to remaining assets and liabilities. Losses arising from this valuation are recognized in profit or loss. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

3.1.6                     Biological assets

The Company’s biological assets are reforested eucalyptus forests, with a training cycle between planting and harvesting of approximately seven years, measured at fair value.

In determining the fair value, the discounted cash flow method was used according to the projected productivity cycle of these assets. Significant assumptions in determining the fair value of biological assets are stated in Note 13. The measurement of the fair value of biological assets is made on a semi-annual basis, since it considers that this interval is sufficient for there to be no significant lag in the fair value of the assets registered in its financial statements.

The gain or loss on the variation of the fair value of the biological assets is recognized in the income statement for the period in which they occur, under other operating income / expenses. The value of the biological asset depletion is measured by the amount of the biological asset depleted (harvested) and measured at its fair value.

3.1.7                  Investments

Investments are represented by interests in other companies controlled, jointly controlled and joint venture, evaluated by the equity method. Foreign exchange variation on investments abroad is classified as other reserves in shareholders’ equity and realized on the disposal or write-off of the investment.

Gains or losses arising from transactions between these Companies are eliminated in the consolidation for equity accounting purposes and in the consolidated balance sheet.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.8                     Business combination

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The consideration is measured at fair value, as well as identifiable net assets acquired.

Gains on an advantageous purchase are recognized immediately in the result. The transaction costs are recorded in the income statement as incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

Goodwill calculated on a business combination transaction is annually tested for impairment or when an indicator of impairment is identified.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 - Joint Arrangements and IAS 28 - Investments in Associates and Joint Ventures.

Based on the equity method, investment in a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company’s share in the joint venture’s Shareholders’ equity as of the acquisition date. The goodwill relating to the joint venture, if any, is included in the carrying amount of the investment, but is not an intangible asset and can not be amortized.

Other intangible assets identified in the transaction should be allocated in proportion to the Company’s interest, by the difference between the carrying amounts recorded in the Company and its fair value calculated (value of the assets) and are amortized, if applicable.

3.1.9                     Property, plant and equipment

Property, plant and equipment items are recorded at the cost of acquisition or construction, net of recoverable taxes, including interest and other financial charges incurred during the project design or development, less accumulated depreciation and accumulated impairment losses, when incurred.

Items of property, plant and equipment are depreciated using the straight-line method in the profit or loss statement of the year, based on the economic-useful life of each item (Note 15) and leased assets are depreciated for the shorter period between the estimated useful life of the asset and the term of the agreement.

On December 31, 2018 the Company revised the useful life of its assets based on use and estimated use of assets and did not identify the need for adjustments to the used economic useful life.

Maintenance and repair expenses of key industrial equipment that do not significantly increase the useful life of these assets, referred to as General Stoppage costs, are recorded directly is the income statement in the year when they are incurred in Costs of goods sold.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.10              Intangible assets

i)                     Goodwill based on expected future profitability

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill should be attributed to one or more Cash Generating Units (“CGU’s”), which are subject to impairment tests at least once a year and it’s not amortized.

ii)                  Intangible assets with defined useful life

Other intangible assets acquired by the Company that have defined useful lives are measured at cost, less amortization based on the useful lives and accumulated impairment losses, when incurred.

3.1.11              Impairment of non-financial assets

Assets with indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify possible need for impairment. Goodwill impairment is reviewed annually or more frequently if events or changes in circumstances indicate possible impairment.

Assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the book value cannot be recovered. An impairment loss is recognized when the book value of an asset exceeds its recoverable value, which is the highest between the fair value of an asset less its disposal costs and value in use.

For the purposes of impairment assessment assets are grouped in the lowest levels for which cash in flows are identified separately CGU. For this test, goodwill is allocated to the CGU or groups of CGU that should benefit from the business combination from which the goodwill originated, and are identified according to the operating segment.

Non-financial assets, except goodwill, which have been adjusted for impairment, are reviewed subsequently for analysis of a possible reversal of impairment on the balance sheet date. Goodwill impairment recognized in the income statement should not be reversed.

3.1.12              Dividends and interest on own capital

At the end of the year, the distribution of dividends or interest on own Capital is recognized as a liability, based on the corporate law and the Company’s bylaws, up to the limit of mandatory minimum dividends, unless declared earlier. If declared after the date of the balance sheet, the excess portion of the dividends declared by Management is presented under the heading Dividends proposed, together with the reserves of profits in stockholders’ equity. When the excess amount is approved by the shareholders the portion is then transferred to the current liabilities.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.13              Other assets and liabilities (current and non-current)

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.1.14              Trade accounts payable

Trade accounts payable are obligations payable for goods or services that were acquired in the normal course of business. They are classified as current liabilities if payment is due in up to one year, or non-current liabilities if payable in a longer term.

They are initially recognized at their fair value and, subsequently, measured at amortized cost using the effective tax rate method, if applicable.

3.1.15              Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised (net of transaction costs) and the total amount payable is recognized in the statement of income during the period in which the loans are outstanding, using the effective tax rate method.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of liabilities for at least 12 months after the balance sheet date.

General and specific loan costs directly attributed to the acquisition, construction or production of a qualified asset, which is an asset that necessarily demands a substantial period of time to be ready for use or sale, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.1.16              Current and deferred income tax and social contribution

The current and deferred income tax and social contribution are calculated based on the tax laws in force on the balance sheet date in countries where the Company operates, and are recognized in the income statement, except at the proportion they are related with items directly recorded in Shareholders’ equity.

Deferred income tax and social contribution are recognized using the balance sheet method on temporary differences between the tax bases of assets and liabilities and their amounts in the financial statements, except in business combinations whose initial recognition of an asset or liability does not affect the accounting or tax result.

Current and deferred tax assets and liabilities are presented net in balance sheet when there is the legal right and intention to offset them upon the calculation of current assets, and when they are related to the same tax authority and the same legal entity.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Deferred income tax and social contribution assets arising from tax losses, tax credits and unused deductible temporary differences are recognized when it is probable that future profits subject to taxation will be available to be used against such assets.

Deferred income tax and social contribution assets are revised at each reporting date and will be derecognized as their realization is no longer probable.

3.1.17              Contingent assets and liabilities

Contingent assets are not recorded. They only become active and are recorded when their realization is virtually certain and especially in the case of judicial disposals, when judicial decisions favorable to the Company have been res judicata and the amount can be measured with safety.

For contingent liabilities, the following criteria are observed: (i) contingent liabilities with remote probability of loss assessment, are not provisioned or disclosed; (ii) contingent liability with possible probability of loss assessment, no provision is recorded, however, they are disclosed in the notes to the financial statements.

3.1.18              Provisions

Provisions are recognized when: (i) the Company has a current and constructive obligation as a result of past events; (ii) it is probable that an outflow of funds is necessary to settle the obligation; and (iii) the value can be estimated with reliability. Provisions do not include future operating losses.

3.1.19              Employee benefits

The employee benefits are evaluated by an independent actuary and reviewed by Management in order to determine the commitments with health care plans and life insurance provided to active employees and retirees, at the end of each year.

Actuarial gains and losses are recognized directly in Shareholders’ equity. The interest incurred on the actuarial liability is recorded directly in the income statement under financial expenses.

3.1.20              Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are firstly recognized in the income statement as a corresponding entry to financial liabilities during the vesting period (grace period) when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

However, at the option exercise date, if such options are exercised by executive in order to receive Company shares, financial liabilities are reclassified to a shareholders’ equity account called “Stock options reserve”. In case of option exercise paid in cash, the Company settles the financial liability.

3.1.21              Government grants and assistance

Government grants and assistance are recognized when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under Shareholders’ equity.

3.1.22              Adjustment at present value of assets and liabilities

The measurement of the discounting to the present value is made on the initial recognition of short and long-term monetary assets and liabilities recognized as material. For the purposes of recording and determining materiality, the present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and implicit interest rates in certain cases, of respective assets and liabilities.

3.1.23              Share Capital

Common shares are classified under Shareholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

3.1.24              Revenue recognition

The Company adopted IFRS 15 - Revenue from Contracts with Clients as of January 1, 2018, which resulted in changes in accounting policies, opting for the modified transition method, whose comparative figures were not restated. There was no material impact or adjustments in January 1st , 2018 due to the new standard.

The Company follows the conceptual framework of the revenue recognition standard that is based on the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations in contracts; (iii) transaction price determination; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

Revenue is recognized when there is no longer a performance obligation to be met by the Company, therefore, when the control of the products is transferred to the customer and the customer has the ability to determine its use and obtain substantially all the benefits of the product.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

In the previous years, sales revenue was recognized when its amounts can be measured reliably, significant risks and rewards inherent to the product were transferred to the buyer, that is, the Company no longer had any relation with the goods sold and it was probable that the economic benefits will be generated for the Company. Revenues were not recognized if there was significant uncertainty to their realization. Operating revenue from product sales were stated at their net amounts excluding taxes, returns, unconditional discounts and bonus to clients.

a)                 Sale of products

The recognition of revenue from domestic sales and foreign of pulp and paper is based on the following principles:

(i) Internal market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, either at the carrier’s premises or at its own premises, whereby ownership benefits are transferred and the performance obligation is met.

(ii) Foreign market - export orders are usually serviced by third-party warehouses located near strategic markets; sales are mostly made on credit. The export contracts establish the International Trade Terms (“Incoterms”) applicable to each transaction, which are also used to define the transfer of control of the goods.

b)                 Sale of energy

•                  Energy produced in the pulp production process in the Mucuri and Imperatriz units

Revenue from this sale is considered as a by-product and deducted from the cost of the main product in these units.

•                  PCH Mucuri

Suzano’s wholly-owned subsidiary, is engaged in the generation and sale of electricity. Revenues from the sale of electricity, considered immaterial for the purpose of these financial statements, are presented under other operating income.

3.1.25              Leases

Financial leasing contracts usually involve fixed assets and the Company holds substantially all the risks and benefits of the asset. The asset is recognized at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred and depreciated by the lower of the useful life of the asset or contract term. The corresponding obligations, net of financial charges, are presented under the heading of Loans.

The portion of the lease paid is allocated, part of the liability and part of the financial burden, so that a constant rate is obtained on the balance of the outstanding debt. Financial interest is

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

recognized in income for the period during the period of the lease to produce a constant periodic rate of interest on the remaining balance of the liability in each period.

Operating liquidation contracts (net of any incentives received from the lessor) are recognized in the income statement of the period when payment of the contract installments.

3.1.26              Critical estimates, judgments and accounting assumptions

When preparing these financial statements, Management used estimates, judgments and accounting assumptions about the future affecting the application of the Companies’ accounting practices and the amounts of assets, liabilities, income and expenses.  Actual results may differ from such estimates.

The Company reviews its estimates and assumptions continuously and any change thereof is prospectively recognized.

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in the financial statements and which have significant risk of causing material adjustment:

i.                        Fair value measurement

The Company selects methods and uses judgments in the assumptions for determining the fair value as well as defining the sensitivity analysis scenarios.

When measuring the fair value of an asset or liability, the Company uses market data as much as possible. Fair values are classified at different hierarchy levels based on the inputs used for valuation techniques (Note 4.7).

Significant changes in the assumptions used may affect the Company’s equity position.

Additional information on the assumptions used to measure relevant fair values are included in the following notes to the financial statements:

a)             Note 4 — Financial instruments and risks;

b)             Note 13 — Biological assets;

c)              Note 23 — Share-based compensation plans.

ii.                     Financial Instruments (derivatives and non-derivatives)

In order to determine the fair value of financial instruments that are not traded on an active market, valuation techniques are used by the Company.

The Company uses recent operations contracted with third parties, reference to other instruments that are substantially similar, cash flow analysis and others that have the minimum

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

possible information generated by the Administration. The Company also uses its judgment to define the scenarios presented in the sensitivity analysis (Note 4).

iii.                Biological assets

The discounted cash flow methodology is used to calculate the fair value of forest biological assets, whereby several critical economic and forest assumptions are made with a high level of judgment (Note 3.1.6 and 13).

The critical assumptions used in the calculation of fair value include: (i) Annual Average Increase (“IMA”) - Due to the exposure of forests to climatic conditions, pest risk, fires and other risk factors that may impact on the estimated production of future forest wood; (ii) Discount rate - Due to the macroeconomic assumptions and market risk that are not under the control of the Company; and (iii) Selling price - market conditions are related to the level of supply and demand of the wood in each region.

iv.               Useful life and recoverable value of tangible and intangible assets

The useful life of relevant tangible assets was defined by management and in the specifications of machine and equipment manufacturers, at the operational level of industrial units and the quality of preventive and corrective maintenance. The intangible assets with defined useful life are defined by management. These estimated involves a high degree of judgment and uncertainties.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, Management adjusts the balance to its recoverable amount.

v.                  Deferred income tax and social contribution

The recognition and amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates related to the Company’s future performance.

These estimates are part of a long-term plan, which is reviewed annually by Management and submitted to Board of Directors for the approval. This plan is drawn up using several macroeconomic variables, such as exchange and interest rates; variables in the market segment, such as curves of expected offer/supply and projected sale prices; operating variables, such as expected production costs and volumes. This set of variables evidences the Company’s level of judgment regarding the expected materialization of these assumptions and uncertainties.

Management understands that, based on projected results and recorded results, the realization of deferred credit assets is probable (Note 12).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

vi.               Actuarial liability

The Company has actuarial commitments of post-employment benefits related to health insurance for former employees. These commitments and costs depend on a series of economic and demographic assumptions, mainly discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table used, which imply some level of judgment regarding the assumptions adopted.

These estimates are reviewed annually by management and can differ from the actual results due to changes in market and economic conditions (Note 22).

vii.            Provisions and Contingencies

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel and are subject to a high level of judgment (Note 21).

3.2       New standards, revisions and interpretation not yet in force.

The following accounting standards / interpretations have been issued and approved by the International Accounting Standards Board (“IASB”), which are not yet in force and the Company did not adopt them in advance for the preparation of this financial statements. The new standards are presented below:

i) IFRS 16 - Leasing operations

This standard replaces the existing guidance in IAS 17 and essentially determines that lessees will have to recognize future liabilities in their liabilities and their right to use the leased asset for practically all lease agreements, financial and operating leases have the same accounting treatment, and certain short-term or low-value contracts fall outside the scope of this new standard. The standard is applicable as of January 1, 2019.

The Company will adopt IFRS 16 on January 1, 2019 using a modified retrospective approach that results in the prospective application of the standard. The modified retrospective approach does not require updating the accounting information of the previous period.

In adopting IFRS 16, the Company recognizes the lease liabilities in relation to the contracts that meet the definition of lease, in accordance with the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted based on the incremental loan rate on January 1, 2019. Assets associated with the right of use will be measured at the amount equal to the lease liability on January 1, 2019 , with no impact on retained earnings.

In the initial adoption, the Company will use the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with fairly similar characteristics;

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting will be as short-term leases (directly in the income statement);

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value; and

d) The use of past perception in determining the lease term, when the agreement contains options to extend or terminate the lease.

The adoption of the standard will result in the recognition of rights-of-use assets and lease liabilities in the estimated amount of R$ 1,112,615 on January 1, 2019. The greater impact produced by this standard is related to the recognition in the balance of the lease agreements of land used for the formation of eucalyptus forests, with deadlines of up to 3 cycles of forest formation, around 21 years. The amounts calculated up to the closing of these financial statements, which represent an increase in liabilities and in the right to use assets, are presented below:

Asset	Present value of liabilities (a)		Discount rate (b)
Land	R$	990,928	5.78%
Property	R$	18,452	5.78%
Machine and Equipment	R$	103,235	5.13%
Total	R$	1,112,615

(a) Net tax liability

(b) To determine the discount rates, quotes were obtained from financial institutions for contracts with characteristics and average terms similar to the lease agreements.

ii) IFRIC 23:  Uncertainty over Income Tax Treatments

The standard clarifies the way of accounting for tax positions related to Income Tax and Social Contribution. This rule is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 does not introduce new disclosures but reinforces the need to comply with existing disclosure requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) the potential impact of uncertainties that are not reflected in the financial statements. The standard is applicable as of January 1, 2019.

The Company has evaluated the changes introduced by this new standard and based on the analyzes carried out, did not identify material changes that have an impact on its financial statements.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The transition method adopted by the Company is the retrospective transition model with modification, from which, the respective pronouncement becomes effective in the Company’s balance sheet as of the date of adoption, in the case, January 1, 2019, and the comparative figures are not altered to reflect the accounting practice adopted by the Company.

4.              Financial Instruments and Risks

4.1                 Management of financial risks

a)                 Overview

The Company’s Management is focused on generating consistent and sustainable results over time. Factors of external risk related to fluctuations in market prices, exchange variations and volatility of macroeconomic indexes may introduce an unwelcome level of volatility in the Company’s cash flows and income statement. To manage this volatility, in a way that does not distort or hinder its consistent growth over a long time, Suzano has policies and procedures for managing market risk.

These policies aim to: (i) protect the Company’s cash flows and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indexes, or other assets or instruments traded in liquid or other markets (“market risk”) to which the value of the assets, liabilities and cash flows are exposed; and (ii) optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to contract inefficient operations. All financial transactions entered into by the Company have the objective of protecting it against existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

The process to manage market risk comprises the following sequential and recurring phases: (i) identification of risk factors and the exposure of the value of the assets, cash flows and results of the Company to market risks; (ii) measuring and reporting the values at risk; (iii) evaluating and formulating strategies for managing market risks; and (iv) implementing and monitoring the performance of strategies.

The Company uses liquid financial instruments: (i) does not contract leveraged operations or other forms of embedded options that change its purpose of protection (hedge); (ii) it does not have double indexed debt or other forms of implied options; and (iii) does not have any operations that require margin deposits or other forms of collateral for counterparty credit risk.

The main financial risk factors considered by Management are:

•                  Liquidity risk;

•                  Credit risk;

•                  Currency risk;

•                  Interest rate risks;

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

•                  Risk of changes in commodity prices; and

•                  Capital risk.

The Company does not apply hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated Statements of income/(loss), as presented in Note 26.

b)                 Measurement

Transactions with financial instruments with higher liquidity are recognized in the Company’s financial statements and presented below. During the year there were no reclassifications between categories.

	Note	12/31/2018	12/31/2017

Assets

At fair value through profit or loss
Financial investments	6	21,098,565	1,631,505
Derivative financial instruments	4.3	493,934	133,910

At amortized costs
Cash and cash equivalents	5	4,387,453	1,076,833
Trade accounts receivable	7	2,537,058	2,297,763

		28,517,010	5,140,011

Liabilities

At amortized cost (a)
Trade accounts payable	18	632,565	621,179
Loans and financing	19.1	31,074,056	12,191,856
Debentures	19.3	4,663,453	—
Liabilities for asset acquisition and subsidiaries	24	992,512	585,986

At fair value through profit or loss
Derivative financial instruments	4.5	1,636,700	127,896

		38,999,286	13,526,917

(a)         In 2017, it was classified as “loans and receivables”

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

c)                  Fair value versus book value

The financial instruments included in the balance sheets, are presented at their contractual amounts. Financial investments and derivative contracts, used exclusively for hedging purposes, are valued at fair value.

In order to determine the market values of assets or financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate swaps and indexes is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate operations in reais and the British Bankers Association and Bloomberg for Libor rate transactions. The fair value of forward or forward exchange contracts is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of assets or financial instruments traded in over-the-counter or liquid markets, a number of assumptions and methods based on normal market conditions (not for liquidation or forced sale) are used at each balance sheet date, including the use of option pricing models such as Black & Scholes, and estimates of discounted future cash flows. The fair value of oil bunker pricing contracts is obtained based on the Platts index.

The result of the trading of financial instruments is recognized at the closing or contracting dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the contracting of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising therefrom are transferred.

The comparison between the fair value and the book value of the outstanding financial instruments can be shown as follows:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value

Assets
Cash and cash equivalents	4,387,453	4,387,453	1,076,833	1,076,833
Financial investments	21,098,565	21,098,565	1,631,505	1,631,505
Trade accounts receivable	2,537,058	2,537,058	2,297,763	2,297,763
Derivative financial instruments (a)	493,934	493,934	133,910	133,910

	28,517,010	28,517,010	5,140,011	5,140,011

Liabilities
Trade accounts payables	632,565	632,565	621,179	621,179
Loans and financing (a)	31,074,056	35,326,676	12,191,856	13,755,352
Debentures	4,663,453	4,957,382	—	—
Liabilities for asset acquisitions and subsidiaries (a)	992,512	948,522	585,986	564,292
Derivative financial instruments (a)	1,636,700	1,636,700	127,896	127,896

	38,999,286	43,501,845	13,526,917	15,068,719

(a)         Current and non-current

4.2                    Liquidity risk

The Company’s guidance is to maintain a strong cash and financial investment position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the surplus amount is invested in highly liquid financial investments.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565	—	—	—
Loans and financing	31,074,056	45,997,323	4,818,397	3,672,268	16,850,840	20,655,818
Debentures	4,663,453	8,022,759	340,044	419,401	1,521,757	5,741,556
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,023
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other accounts payable	404,655	404,655	367,314	37,341	—	—

	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

	12/31/2017
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for asset acquisitions and subsidiaries	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,436	12,757	—	—

	13,820,110	17,622,806	3,725,893	2,772,968	5,127,502	5,996,443

4.3                              Credit risk

The Company has sales and credit policies, determined by the Management, which aim to mitigate any risks arising from their clients’ default. This is achieved through meticulous selection of the client portfolio, which takes into account payment capacity (credit analysis) and diversification of sales (risk pooling), as well as the guarantees or financial instruments contracted to reduce these risks, such as credit insurance policies, both for exports and domestic sales.

The Company’s credit evaluation matrix is based on an analysis of the qualitative and quantitative aspects for determining credit limits to clients on an individual basis. After analyses, they are submitted for approval according to established hierarchy. In some cases, the approval from the management’s meeting and the Credit Committee is applicable.

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk on the date of the financial statements was as follows:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Note	12/31/2018	12/31/2017

Assets
Cash and cash equivalents	5	4,387,453	1,076,833
Financial investments	6	21,098,565	1,631,505
Trade accounts receivable	7	2,537,058	2,297,763
Derivative financial instruments		493,934	133,910

		28,517,010	5,140,011

The Other Parties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives financial instruments, are rated by the rating agencies. The risk rating is as follows:

	Cash and cash equivalents and financial investments		Derivative financial instruments
Risk rating (a)	12/31/2018	12/31/2017	12/31/2018	12/31/2017

AAA	19,736,151	2,168,810	141,296	65,510
AA+	5,257,518	169,881	—	51,231
AA	68,207	207,925	259,711	3,143
AA-	422,899	113,623	—	14,026
A	80	45,753	51,281	—
A-	1,160	2,330	—	—
BB	2	16	41,646	—

	25,486,018	2,708,338	493,934	133,910

(a) We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

The risk rating of trade accounts receivable is as follows:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Low Risk (a)	2,447,184	2,262,628
Average Risk (b)	66,587	21,016
High Risk (c)	60,466	52,859
	2,574,237	2,336,503

(a)         Not past due and delay up to 30 days

(b)         Overdue between 30 and 90 days

(c)          Overdue more than 90 days and renegotiated with the client or with security interest.

Part of the above amounts do not consider part of the supplementary Allowance for Doubtful Accounts calculated on an individual basis for each customer in default of R$ 37,179 and R$ 38,740 an December 31, 2018 and 2017, respectively.

4.4       Market risk

The Company is exposed to several market risks, the main ones being the variation in exchange rates, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To reduce the impacts on results in adverse scenarios, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and instruments to be implemented for the purpose of: (i) protecting cash flow due to currency mismatch, (ii) mitigating exposure to interest rates, (iii) reducing the impacts of fluctuation in commodity prices, and (iv) change of debt indexes.

The market risk management process comprises identification, assessment and implementation of the strategy, with the actual contracting of adequate financial instruments.

4.4.1. Exchange rate risk

The contracting of financing and the currency derivative policy of the Company are guided by the fact that around 70% of net revenue comes from exports with prices negotiated in U.S. dollar, while most of the production costs is tied to the Brazilian real (BRL). This structure allows the Company to contract export financing in U.S. dollar and to reconcile financing payments with the flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

In addition, the Company contracts short positions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Sales in the futures market are limited to a percentage of the net surplus foreign currency (net

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

exposure) over an 18-month time horizon and therefore are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	12/31/2018	12/31/2017

Assets
Cash and cash equivalents	1,143,968	585,541
Trade accounts receivable	1,661,108	1,544,633
Derivative financial instruments	493,685	133,910

	3,298,761	2,264,084

Liabilities
Trade accounts payables	(72,680)	(45,548)
Loans and financing	(26,384,721)	(8,616,807)
Liabilities for asset acquisitions and subsidiaries	(333,049)	(332,193)
Derivative financial instruments	(1,464,569)	(126,781)

	(28,255,019)	(9,121,329)

Liability exposure	(24,956,258)	(6,857,245)

Foreign denominated balances are primarily denominated in US Dollars.

Sensitivity analysis — foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. Dollar at the rates of 25% and 50%.

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

Cash and cash equivalents	1,143,968	285,992	571,984
Trade accounts receivable	1,661,108	415,277	830,554
Trade accounts payables	(72,680)	(18,170)	(36,340)
Loans and financing	(26,384,721)	(6,596,180)	(13,192,361)
Liabilities for asset acquisitions	(333,049)	(83,262)	(166,524)
Derivatives Non Deliverable Forward (“NDF”) (a)	17,041	(137,748)	(275,191)
Derivatives Swap (a)	(853,141)	(2,458,607)	(4,915,329)
Derivatives Options (a)	(134,784)	(2,352,766)	(5,111,182)

		(10,945,465)	(22,294,390)

(a) For the notional values of the derivatives, see Note 4.5

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Given Libor’s risk of extinction over the next few years the Company has negotiating its contracts with clauses that envisage the discontinuation of the interest rate. The majority of the debt already has some clause of substitution of the rate by a reference index or interest rate equivalent, for the contracts that do not have a specification a clause of renegotiation between the parties was added. The derivative contracts linked to Libor envisage that there will be a negotiation between the parties for the definition of a new rate or an equivalent fee will be provided by the calculation agent.

Over the next few years, until Libor expires, the company will actively work to reflect an equivalent replacement rate in all of its contracts

Sensitivity analysis — exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: CDI, Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimates of the Management.

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

CDI
Cash and cash equivalents	3,243,485	53,931	108,701
Financial investments	19,049,284	316,741	638,412
Loans and financing	(4,078,631)	316,741	638,412
Debentures	(4,663,453)	(374,854)	(453,602)
Derivative Swaps	(853,141)	866,857	1,746,549
Derivative Options	(134,813)	(74,269)	(146,411)

		1,105,149	2,532,061

Special System for Settlement and Custody (“SELIC”)
Financial investments	2,049,281	34,074	68,679

		34,074	68,679

TJLP
Loans and financing	(213,178)	(3,597)	(7,195)

		(3,597)	(7,195)

LIBOR
Loans and financing	(13,038,092)	(88,855)	(177,709)
Derivative Swap	(170,708)	238,030	471,025

		149,176	293,316

This sensitivity analysis should be analyzed in the context of the subsequent event described in Note 32. a.), since a substantial part of that balance was consumed in payment of the Fibria transaction.

4.4.3 Commodity price risk

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the operating results.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

It is not possible to guarantee that the price will be maintained at levels favorable to the results. The Company can use financial instruments to reduce the sale price of a part of its production; however, at times, contracting a hedge for pulp price may not be available.

The Company is also exposed to international oil prices, which reflects on logistical costs for selling to the export market.

On December 31, 2018 there is long position in bunker oil R$ 5 million to hedge its logistics costs. (December 31, 2017, there is no long position in bunker oil)

	12/31/2018
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)
Oil derivative	(1,140)	2,399	3,735
	(1,140)	2,399	3,735

4.5                     Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by Management.

a)                    Outstanding derivatives by type of contract

On December 31, 2018 and 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Notional value in US$		Fair value
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Cash flow
Undesignated exchange hedge
Zero-cost collar (R$ vs. US$)	2,340,000	1,485,000	(41,122)	25,822
NDF (R$ x US$)	50,000	—	6,749	—
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)
Subtotal	2,390,000	1,585,000	(34,374)	28,693

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	752,110	291,725	(377,020)	(21,562)
Subtotal	752,110	291,725	(377,020)	(21,562)

Interest hedge
Swap LIBOR vs. Fixed (US$)	757,143	19,841	(33,663)	(1,117)
Subtotal	757,143	19,841	(33,663)	(1,117)

Hedge de Commodity (a)
Swap Bunker	5,344	—	(1,140)	—
Subtotal	5,344	—	(1,140)	—

Total in derivatives (Cash Flow)	3,904,597	1,896,566	(446,196)	6,014

Fibria’s operation
Undesignated exchange hedge
Zero cost collar (R$ x US$)	700,000	—	(93,692)	—
NDF (R$ x US$)	100,000	—	10,287	—
Subtotal	800,000	—	(83,405)	—

Debt hedge
Exchange hedge
Swap CDI x Fixed (US$)	1,650,000	—	(476,121)	—
Subtotal	1,650,000	—	(476,121)	—

Interest hedge
Swap Libor x Fixed (US$)	2,000,000	—	(137,044)	—
Subtotal	2,000,000	—	(137,044)	—

Total in derivatives (Fibria’s operation)	4,450,000	—	(696,570)	—

Total in derivatives	8,354,597	1,896,566	(1,142,766)	6,014

Current assets			352,454	77,090
Non-current assets			141,480	56,820
Current liabilities			(596,530)	(23,819)
Non-current liabilities			(1,040,170)	(104,077)

			(1,142,766)	6,014

(a) The commodity hedge amount was contracted through the subsidiary Suzano Trading.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

Contracts outstanding on December 31, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Each existing contract and respective protected risks are described below:

i) CDI Swap x Fixed US$: positions in conventional swaps by changing the rate of Interbank Deposits (DI) by pre-fixed dollar rate. The objective is to change the debt index in Reais to dollars;

ii) NDF US$: Positions sold in futures contracts of dollars, with the purpose of protecting the cash flow of exports.

iii) Swap Fixed US$ x CDI: positions in conventional swaps exchanging pre-fixed rate variation in dollars by Interbank Deposits (DI) rate. The objective is to revert debts in dollars to Reais;

iv) Swap LIBOR x Fixed: positions in conventional swaps exchanging post-fixed rate for a pre-fixed rate in dollars. The objective is to protect the cash flow of variations in the US interest rate;

v) Zero-Cost Collar: positions in an instrument consisting of the simultaneous combination of the purchase of put options and the sale of US dollar call options, with the same principal and maturity, in order to protect the cash flow of exports. This strategy establishes an interval where there is no deposit or receipt of financial margin on the position adjustments.

vi) Swap Bunker (oil): positions purchased in oil bunker, with the objective of protecting logistics costs related to the contracting of maritime freight.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

b)                  Fair value by maturity date

Derivatives mature as follows:

Maturity of	Net Fair value
derivatives	12/31/2018	12/31/2017

In 2018	—	53,270
In 2019	(244,069)	(16,064)
In 2020	(180,333)	(31,192)
In 2021	87,851	—
In 2022	83,692	—
In 2023	80,052	—
In 2024	82,963	—
In 2025	(486,958)	—
In 2026	(565,964)	—

	(1,142,766)	6,014

c)                   Long and short position of outstanding derivatives

On December 31, 2018 and 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	8,722,620	950,000	119,178	22,525
Swap LIBOR vs. Fixed (US$)	US$	2,757,143	19,841	—	65,517
Subtotal				119,178	88,042

Liabilities
Swap CDI vs. Fixed (US$)	US$	2,402,110	291,725	(972,319)	(44,087)
Swap LIBOR vs. Fixed (US$)	US$	2,757,143	19,841	(170,707)	(66,634)
Subtotal				(1,143,026)	(110,721)

Total swap agreements				(1,023,848)	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	3,040,000	1,485,000	(134,814)	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
NDF (R$ x US$)	US$	150,000	—	17,036	—
Swap Bunker	US$	5,344	—	(1,140)	—
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)
Subtotal				(118,918)	28,693

Total in derivatives				(1,142,766)	6,014

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

d) Settled derivatives

In the year ended December 31, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount (In thousand of R$)
	12/31/2018	12/31/2017

Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	(110,271)	28,159
NDF (R$ vs. US$)	(1,235,448)	11,110
NDF (MXN vs. US$)	—	39
Subtotal	(1,345,719)	39,308

Commodity hedge
Bunker (oil)	—	2,631
Subtotal	—	2,631

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	19,145	78,411
Swap Fixed (US$) vs. CDI	—	(8,809)
Swap CDI vs. Libor (US$)	—	(162,769)
Subtotal	19,145	(93,167)

Interest hedge
Swap LIBOR vs. Fixed (US$)	(4,939)	(2,588)
Swap Coupon vs. Fixed (US$)	—	15,824
Subtotal	(4,939)	13,236

Total in derivatives (a)	(1,331,513)	(37,992)

(a) On December 31, 2018, there was a payment of the derivative premium in the amount of R$ 254,902 and on December 31, 2017 there was a receipt of R$ 77,687 of unhedged options and, therefore, are not presented in the table above.

4.6       Capital management

The main objective of Company’s capital Management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

ii) management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

	12/31/2018	12/31/2017

Loans and financing	31,074,056	12,191,856
Debentures	4,663,453	—
(-) Cash and financial investments	(25,486,018)	(2,708,338)
Net debt	10,251,491	9,483,518

Shareholders’ equity controlling	12,012,007	11,616,611
Shareholders’ equity non-controlling	13,928	—
Shareholders’ equity and net debt	22,277,426	21,100,129

This sensitivity analysis should be analyzed in the context of the subsequent event described in Note 32 a), since a substantial part of that balance was consumed in payment of the Fibria transaction.

4.7                    Fair value hierarchy

The financial instruments and other financial statement items assessed at fair value are presented in accordance with the levels defined below:

All the information relevant to Company’s financial statements, and only this information, is reported and corresponds to that used by the Management for its activities.

•        Level 1 — Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•        Level 2 — Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•        Level 3 — Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	Fair value	Level 1	Level 2	Level 3

Assets
Financial investments	21,098,565	14,933,513	6,165,052	—
Derivative financial instruments	493,934	—	493,934	—
Biological assets (a)	4,935,905	—	—	4,935,905
	26,528,404	14,933,513	6,658,986	4,935,905

Liabilities
Derivative financial instruments	1,636,700	—	1,636,700	—
	1,636,700	—	1,636,700	—

	12/31/2017
	Fair value	Level 1	Level 2	Level 3

Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897
	6,314,312	—	1,765,415	4,548,897

Liabilities
Derivative financial instruments	127,896	—	127,896	—
	127,896	—	127,896	—

(a) Changes in fair value of biological assets and other details regarding assumptions used to measure such values are shown in Note 13.

4.8                    Guarantees

The Company is guaranteed by letters of credit and credit insurance policies. As of December 31, 2018, the consolidated operations of accounts receivable indexed to exports amounted to US$ 365 million, equivalent to R$ 1,417,026 at that date (December 31, 2017 US$ 429 million, equivalent to R$ 1,421,446).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

5.                   Cash and Cash Equivalents

	12/31/2018	12/31/2017

Cash and banks
Local currency	28,233	19,124
Foreign currency	1,123,533	583,604
	1,151,766	602,728
Financial investments
Local currency	3,215,252	472,168
Foreign currency	20,435	1,937
	3,235,687	474,105

	4,387,453	1,076,833

Financial investments in local currency are low risk and highly liquid and correspond to investments indexed to the CDI. On December 31, 2018, the interest rates on financial investments ranged of 99.46% of CDI index (December 31, 2017, the interest rates ranged 110.60% of CDI index).

6.                   Financial Investments

	12/31/2018	12/31/2017

Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	14,933,513	1,593,066
Bank Deposit Certificates (“CDB”) (b)	4,115,771	38,439
Government Securities (c)	2,049,281	—

	21,098,565	1,631,505

(a)         Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 99.19% and 100.17% of CDI index rate on December 31, 2018. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is described in Note 4.3.

(b)         Bank Deposit Certificates (“CDBs”) were remunerated on average at 101.37% of the CDI (December 31, 2017, was remunerated at 102.48%).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(c)          Government securities are investments in Treasury Financial Letter (“LFT”) remunerated at 100% of the SELIC rate.

7.                   Trade Accounts Receivable

7.1 Breakdown of balances

	12/31/2018	12/31/2017

Domestic customers
Third parties	853,684	735,627
Receivables Investment Fund (“FIDC”) (a)	22,299	25,825
Related parties	36,727	28,652

Foreign customers
Third parties	1,661,527	1,546,399

Allowance for doubtful accounts	(37,179)	(38,740)

	2,537,058	2,297,763

(a) In 2017 the Company created the FIDC, that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. On December 31, 2018 Suzano has a co-obligation and retains substantial credit risk, accordingly Suzano recorded an accounts receivable of R$ 22,299 and a liability of R$ 22,054 net of transaction costs. (Note 19). (December 31, 2017 R$ 25,825 and R$ 24.665 respectively).

7.2 Past due securities

	12/31/2018	12/31/2017
Past due:
Up to 30 days	291,050	67,239
From 31 and 60 days	54,845	16,066
From 61 and 90 days	10,982	3,949
From 91 and 120 days	7,446	2,831
From 121 and 180 days	6,285	9,423
Over 180 days	47,262	39,905
	417,870	139,413

% Total overdue receivables.	16%	6%

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

7.3 Changes in allowance for doubtful accounts

	12/31/2018	12/31/2017

Balance at beginning of the year	(38,740)	(44,517)
Credits accrued in the period	(11,578)	(38,486)
Credits recovered in the period	5,128	6,089
Credits definitively written-off from position	8,993	36,726
Exchange variation	(982)	1,448
Balance at the end of the year	(37,179)	(38,740)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. Part of these guarantees is equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8.                   Inventories

	12/31/2018	12/31/2017
Finished goods
Pulp
Domestic	167,317	82,008
Foreign	485,226	198,380
Paper
Domestic	227,303	207,059
Foreign	67,872	67,223
Work in process	52,882	63,797
Raw materials	626,150	399,086
Spare Parts	226,354	180,712

	1,853,104	1,198,265

As of December 31, 2018, inventories are net of estimated losses in the amounts of R$ 33,195 (December 31, 2017, R$ 51,911).

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

8.1 Changes in provision for losses

	12/31/2018	12/31/2017

Balance at the beginning of the year	(51,911)	(28,206)
Constitution/Reversal of provisions	(4,732)	(31,482)
Write-off inventories (a)	23,447	7,777

Balance at the end of the year	(33,195)	(51,911)

(a) In 2018, it refers substantially to the definitive write-off (non-recurring losses) with raw material in the production process.

The additions and reversals of estimated and direct losses are recognized in the statement of income under the item Cost of the product.

In the year ending December 31, 2018, additional write-offs for specific projects were directly recognized in the income statement in the amount of R$ 29,828 (On December 31, 2017 was R$ 7,687).

No inventory item was given as guarantee or liability guarantee for the years presented.

9.                   Recoverable taxes

	12/31/2018	12/31/2017

Withholding tax and prepaid income tax and social contribution	103,939	58,823
PIS and COFINS - on acquisition of fixed assets (a)	55,518	58,767
PIS and COFINS - other operations	12,426	50,077
ICMS - on acquisition of fixed assets (b)	78,154	71,603
ICMS - other operations (c)	215,361	280,384
Reintegra Program (d)	48,879	71,376
Other taxes and contributions	24,845	4,298
Provision for the impairment of ICMS credits (e)	(10,792)	(10,583)

	528,330	584,745

Current assets	296,832	300,988
Non-current assets	231,498	283,757

(a)                                 Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Credits whose realization is linked to the depreciation period of the corresponding asset.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(b)                                 Value-added Tax on Sales and Services (“ICMS”) - Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment — CIAP.

(c)                                  ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products.  Credits are concentrated in the state of Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market.

(d)                                 Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets. The Brazilian law 13,670/2018 changes the Reintegra rate from 2% to 0.10% as of June 2018.

(e)                                  Provision for discount on sale to third parties of accrued credit of ICMS in item “c” above.

The Company is the plaintiff in lawsuits that discuss the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions, which have not yet become final and unappealable, including any changes in the applicable legislation after the enactment of Law n° 12,973/2014.

Due to a favorable ruling issued in the writs of the writ of mandamus, which is still pending final judgment, the Company, legally protected, initiated the exclusion of ICMS from the basis of calculation of said contributions as of the month of August 2018.

The PIS and COFINS credit recoverable will be duly accounted for after the final judgment of the actions of which it is an Author and taking into consideration the terms of the understanding of the Federal Supreme Court in the general repercussion on Extraordinary Appeal n° 574,706, still pending completion.

10.            Advances to suppliers

	12/31/2018	12/31/2017
Advance to Suppliers

Forestry development program (a)	231,063	237,466
Advance for the purchase of finished product	—	33,324
Advance to suppliers (b)	85,963	37,264
	317,026	308,054

Current assets	98,533	86,499
Non current assets	218,493	221,555

(a)                                 The Forestry development program consists of an incentive partnership scheme for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product (wood) to Suzano. Suzano provides eucalyptus seedlings, input subsidies, and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented.

At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

(b)                                 Advances to suppliers for the purchase of third-party materials, services and timber.

11.            Related parties transactions

For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper	Joint venture
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

11.1              Balance Sheets and Transactions on December 31, 2018

	Assets		Liabilities
	Current		Current
	Trade			Income Statement
Item of balance sheet	receivables		Trade payables	Income		Expenses

Administrators	—		—	541		—
Holding	3		128	901		(13,624)
IPLF	—		—	4		—
Nemonorte	—		—	—		(491)
Bexma	1		—	10		—
Lazam - MDS	—		—	—		(31)
Ecofuturo	—		33	2		(4,186)
Ibema	36,721	(a)	1,643	116,566	(a)	(9,314)
Bizma	2		—	16		—
Mabex	—		—	—		(390)
	36,727		1,804	118,040		(28,036)

(a) Pulp and paper sales operations.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

11.2              Balance Sheets and Transactions on December 31, 2017

	Assets		Liabilities
	Current		Current
	Trade			Income Statement
Item of balance sheet	receivables		Trade payables	Income		Expenses
Administrators	—		—	221		—
Holding	—		141	374		(14,177)
IPLF	—		—	28		—
Central	—		—	4,056		—
Nemonorte	—		—	—		(1,233)
Mabex	—		—	—		(294)
Bexma	—		—	13		—
Lazam - MDS	—		—	—		(372)
Ecofuturo	4		45	5		(3,789)
Ibema	28,628	(a)	6,954	83,706	(a)	(38,707)
	28,632		7,140	88,403		(58,572)

(a) Pulp and paper sales operations.

11.3              Management compensation

In the year ending December 31, 2018 and 2017, expenses related to the compensation of key management personnel which include the Board of Directors, the Audit Committee, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the year, are shown below:

	12/31/2018	12/31/2017	12/31/2016
Short-term benefits
Salary or compensation	48,663	24,774	20,593
Direct and indirect benefits	2,828	2,959	1,997
Bonus	16,752	26,819	20,181
	68,243	54,552	42,771

Long-term benefits
Share-based compensation	62,150	33,554	29,323
	62,150	33,554	29,323

	130,393	88,106	72,094

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

salary” bonus), and payroll charges (company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (see Note 23).

12.            Current and deferred taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

	12/31/2018	12/31/2017

Income tax loss carryforward	310,293	575,248
Social contribution tax loss carryforward	6,627	29,830
Provision for tax, civil and labor liabilities	101,667	103,631
Temporary differences provision (operational and others)	286,616	203,831
Exchange variation losses (net) - payable on a cash basis for tax purposes	534,093	82,793
Losses on derivatives	291,254	29,943
Unrealized profit	227,830	103,376
Other temporary differences	15,579	8,674

Non-current assets	1,773,959	1,137,326

Tax benefit of goodwill - goodwill not amortized for accouting purposes	13,161	10,063
Property, plant and equipment - deemed cost adjustment	1,552,579	1,603,987
Tax accelerated depreciation	1,196,182	1,183,115
Other temporary differences	41,172	124,968
Non-current liabilities	2,803,094	2,922,133

Total non-current assets, net	8,998	2,606
Total non-current liabilities, net	1,038,133	1,787,413

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Tax loss carryforward	1,241,172	2,300,993
Social contribution tax loss carryforward	73,633	331,445

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2018	12/31/2017

Net income (loss) before taxes	165,297	2,259,612
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(56,201)	(768,268)

Tax effect on permanent differences:
Taxation on profit of subsidiaries abroad	(160,252)	(104,918)
Tax incentive - Reduction SUDENE (a)	261,910	196,604
Equity method	2,576	1,996
Taxation difference - Subsidiaries (b)	62,813	151,504
Credit related to Reintegra program	37,627	39,180
Interest on own capital	—	67,944
Higher taxation on foreign subsidiaries	(2,553)	(11,789)
Tax Incentives applied to Income Tax (d)	20,505	9,414
Unrealized profit on operations with subsidiaries (c)	16,786	17,011
Other	(28,694)	(3,273)
	154,518	(438,618)

Income tax
Current	(300,438)	(80,607)
Deferred	604,190	(189,203)
	303,752	(269,810)
Social Contribution
Current	(286,130)	(121,580)
Deferred	136,894	(47,228)
	(149,236)	(168,808)

Income and social contribution benefits (expenses) on the year	154,516	(438,618)

Effective rate of income and social contribution tax expenses (e)	-93.5%	19.4%

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(a) Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).

(b) Refers, substantially, to the difference between the nominal rate of the Company and its subsidiaries in Brazil and abroad.

(c) Refers to the cost of inventories that correspond to results not yet realized in intercompany operations

(d) Income tax deduction amount referring to the use of the PAT (Worker Feeding Program) benefit and donations made in cultural and sports projects.

(e) In 2018, the effective rate of (93.5%) was determined mainly due to lower net income before taxes and an increase in the tax benefit of the operating profit.

12.2 Tax incentives

Suzano has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (SUDENE) in the Mucuri (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (operating profit), and takes into account the allocation of the operating profit by the incentive production levels for each product. The Incentive of Lines 1 and 2 of Mucuri (BA) expire respectively in 2024 and 2027 and the unit of Imperatriz in 2024.

During the period from 2006 to 2018, Suzano benefited from Accelerated Incentive Depreciation (“DAI”), which was applicable to the acquisition of property, plant and equipment and consisted of the depreciation of the asset in the same year of acquisition or until the 4th year after the acquisition. This benefit expired on December 31, 2018.

13.            Biological assets

The changes in the balances of biological assets in the years ended on the respective dates are shown below:

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Depletion for the year	(551,135)
Gain on adjustment to fair value	192,504
Disposal of forests	(28,030)
Other write-offs	(49,338)
Balances on December 31, 2017	4,548,897
Additions (a)	1,285,490
Depletion for the year	(709,547)
Loss on adjustment to fair value	(129,187)
Disposal of forests	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905

(a)         Refers to the formation and acquisition of forests of which R$ 852,156 of forest formation and R$ 433,334 of forest acquisition. (December 31, 2017, R$ 775,954 and R$ 136,414, respectively). The costs incurred to lease lands with subsidiaries are eliminated.

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espirito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The assumptions used in determining the fair value of biological assets were:

i)             Average cycle of forest formation of 7 years;

ii)            Forests are measured at their fair value as of the plantation year;

iii)             Mean annual increment — IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, forestry policies and forest management, production potential, climate factors and soil conditions;

iv)            The estimated average standard cost per hectare includes expenses on forestry and forest management each year of formation of the biological cycle of the forests, plus costs of land lease agreements and own land opportunity cost;

v)           The average eucalyptus gross sale prices were based on specialized research on transactions made by the Company with third parties or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available;

vi)            Discount rate used in cash flows is calculated based on capital structure and other economic assumptions for a participant in the independent business of selling timber (forests).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

Main assumptions for calculation of fair value of the biological assets:

Assumptions Used	12/31/2018	12/31/2017	12/31/2016
Planted useful area (hectare)	463,801	466,535	450,474
Mature assets	68,207	73,897	84,084
Immature assets	395,594	392,638	366,390
Average annual growth (IMA) - m /hectare	29.93	28.89	33.80
Average gross sale price of eucalyptus - R$/m3	68.62	69.19	53.45
Utilization cost of Company’s assets that contribute - %	4.50%	4.44%	5.00%
Discount rate - %	9.36%	9.11%	10.54%

The Company manages the financial risks related to agricultural activities in a preventive manner, by reducing risks from edaphoclimatic factors. The weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

Sensitivity analysis

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions, IMA, discount rate, and selling price stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

14.            Investments

Joint Venture
Ibema
Balance at December 31, 2016	873
Equity method	5,872
Other	19
Balance at December 31, 2017	6,764
Equity method	7,574
Balance at December 31, 2018	14,338

The financial information of joint venture in 2018 and 2017 are shown below:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Joint Venture
	Ibema
	12/31/2018	12/31/2017
Equity interest %	49.9%	49.9%
Total assets	335,029	334,827
Total liabilities	317,572	334,009
Adjusted equity (a)	17,458	818
Net income for the year	16,415	9,790

(a) Adjusted for unrealized profits with parent company.

14.1. Business Combination

Suzano incurred costs related to the acquisition described in the following notes 14 i) and ii) of these assets, which were included in the statement of income for the period when incurred.

Net assets and intangibles were evaluated by Management and an independent appraisers was hired to assist in determining the fair values. The Income Approach methodology was used to determine the fair value of the assets and liabilities of Facepa and PCH Mucuri, which is based on the preparation of the future cash flow discounted to present value. This method considers that the fair value of an asset is related to the present value of the net cash flows generated by the asset in the future.

(i)   Facepa

On March 1, 2018, the Company acquired direct and indirect control of 92.84% of the shares of Facepa - Fábrica de Papel da Amazônia S.A.

The net assets acquired are presented below, and the accounting numbers are very close to the estimated fair value numbers:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Facepa Fabrica de Papel da Amazônia S.A.

3/1/2018
Asset
Current
Cash and cash equivalents	12,743
Trade accounts receivable	49,315
Inventories	20,162
Recoverable taxes	13,710
Other assets	2,011

Total current assets	97,941

Non-current
Recoverable taxes	425
Judicial deposits	1,341
Other assets	290
Investment	423
Property, plant and equipment	77,431
Intangible	211

Total non-current assets	80,121

Total assets	178,062

3/1/2018
Liabilities
Current
Trade accounts payable	21,814
Loans and financing	5,277
Taxes payable	8,087
Advances to suppliers	595
Dividends payable	1,717
Trade accounts payable with transaction	9,762
Other liabilities	1,214

Total current liabilities	48,466

Non-Current
Loans and financing	21,399
Labor provision	1,350
Other liabilities	418

Total non-current liabilities	23,167

Total net	106,429

Total liabilities	178,062

The assets identified in the valuation, based on their estimated fair values, are presented as follows:

Values

Net assets of Facepa	106,428
Net assets acquired of AGFA (a)	590

Intangible - Trademarks	21,598
Intangible - Customer relationship	28,505
Intangible - Non-Compete	3,374
Property, plant and equipment	49,814

Total net assets at fair value	210,310
Total consideration transferred / to be transferred	307,876
Non-controlling interest (b)	15,016

Goodwill on business combination	112,582

(a)         As mentioned in Note 1.1 b) iii), AGFA is a non-operating company and was acquired in the Facepa transaction, considering 100% of the shares. The balance of the net assets refer to accounts receivable with Facepa and balance in bank account.

(b)         The non-controlling interest’s was proportionate share of the acquired entity’s net identifiable assets.
As of December 31, 2018, the non-controlling interest, net of amortization and depreciation equivalent to R$ 13,807.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Goodwill, which corresponds to 36.6% of the consideration transferred, is attributable mainly to the expectation of future profitability due to the operational synergies related to the tissue segment.

If the acquisition had occurred on January 1, 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 271.413 (unaudited) and R$ 3.759 respectively (unaudited). This information regarding net revenue and loss was obtained through the aggregation of the amounts of the acquiring and acquired Companies

(ii)   PCH Mucuri

On February 19, 2018, the Company acquired control of 100.00% of the shares of PCH Mucuri.

The net assets acquired are presented below, and the accounting numbers are very close to the fair value numbers:

Mucuri Energética S.A.

2/19/2018
Asset
Current
Cash and cash equivalents	8,692
Trade accounts receivable	2,663
Recoverable taxes	111
Prepaid expenses	17

Total current assets	11,483

Non-current
Judicial deposits	1,682
Financial investments	2,472
Property, plant and equipment	110,459
Intangible	118

Total non-current assets	114,731

Total assets	126,214

2/19/2018
Liabilities
Current
Trade accounts payable	255
Loans and financing	5,439
Taxes payable	540
Sectoral provisions	12,328
Other liabilities	73

Total current liabilities	18,635

Non-current
Loans and financing	47,808
Provision for contingency	12,050

Total non-current liabilities	59,858

Total net asset	47,721

Total liabilities	126,214

The net assets evaluated based on their fair values are shown below:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Values

Net assets acquired	47,721

Total net assets at fair value	47,721
Total consideration transferred	48,028

Goodwill on business combination	307

If the acquisition had occurred on 1 January 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 19,040 (unaudited) and R$ 110,907 (unaudited) respectively. This information regarding net revenue and profit was obtained through the aggregation of the amounts of the acquiring and acquired companies and does not represent the actual amounts consolidated for the period.

The net revenue and profit that impacted the consolidation are R$ 15,803 and R$ 1,915, respectively.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

15.                              Property, Plant and Equipment

		Buildings	Machinery and equipment	Other assets	Land and farms	Added value	Work in progress	Total

Annual average depreciation rate		3.51%	5.42%	17.81%	—	—	—	—
Cost
Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	—	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,920	—	(633,560)	—
Transfers between other assets		(4,500)	4,434	(7,035)	—	—	(8,705)	(15,806)
Additions		4,648	106,422	6,527	2,257	—	731,740	851,594
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,161)	—	(4,697)	(149,123)
Interest capitalization		—	—	—	—	—	8,286	8,286
Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	—	483,735 (b)	23,782,726
Transfers		127,015	439,553	12,881	750,824	—	(1,330,273)	—
Transfers between other assets		4,500	1,867	1,318	—	—	(8,945)	(1,260)
Additions		2,319	143,058	25,913	705	—	1,321,350	1,493,345
Acquisition Facepa		18,505	46,165	1,920	7,446	49,814	3,395	127,245
Acquistion PCH Mucuri		102,176	3,831	26	4,291	—	2	110,326
Write-offs	(a)	(8,654)	(67,280)	(1,183)	(34,523)	—	—	(111,640)
Interest capitalization		—	—	—	—	—	1,772	1,772
Balances on December 31, 2018		3,061,534	16,413,525	329,270	5,077,336	49,814	471,036 (b)	25,402,515

Depreciation
Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	—	—	—	(6,852,495)
Transfers		8	270	(278)	—	—	—	—
Write-offs	(a)	3,172	64,536	13,145	—	—	—	80,853
Depreciation		(70,315)	(701,822)	(27,719)	—	—	—	(799,856)
Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	—	—	—	(7,571,498)
Transfers		7	1,391	(1,398)	—	—	—	—
Write-offs	(a)	1,462	60,506	196	—	—	—	62,164
Depreciation		(78,264)	(760,634)	(29,844)	—	(4,178)	—	(872,920)
Balances on December 31, 2018		(906,616)	(7,244,696)	(226,764)	—	(4,178)	—	(8,382,254)

Net
Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	—	483,735 (b)	16,211,228
Balances on December 31, 2018		2,154,918	9,168,829	102,506	5,077,336	45,636	471,036 (b)	17,020,259

(a)    In addition to disposals, write-offs include obsolescence and scrapping;

(b)    The balance of work in progress comes from investments made in line with its strategy to maximize return for shareholders, of which: (i) adjacent business - R$ 69,140; (ii) structural competitiveness - R$ 247,550; and (iii) other investments - R$ 154,346 (On December 31, 2017, (i) adjacent business - R$ 134,299; (ii) structural competitiveness - R$ 264,606; and (iii) other investments - R$ 84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 19.6.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

15.1.                    Assets given as collateral

On December 31, 2018, assets given as collateral in loan operations and lawsuits amounted to R$ 11,505,386 (R$ 11,571,632 on December 31, 2017).

15.2.                    Capitalized expenses

On December 31, 2018, interests were capitalized in the amount of R$ 1,772 referring to the investments in adjacent business and structural competitiveness (December 31, 2017 the amount of R$ 8,286 referring to the same investments).

The amount considers acquisitions net of investments at the average rate of 0.54% per month.

16.                              Intangible Assets

16.1.                    Goodwill

	12/31/2018	12/31/2017

Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10
PCH Mucuri (a)	307	—
Facepa (a)	112,582	—
	158,334	45,445

(a) Companies acquired in the first quarter of 2018. (Note 14.1)

On December 31, 2018, the Company performed the impairment test of Vale Florestar goodwill considering the same land leasing contracts at the time of acquisition and the use of the areas for current forestry formation, as well as economic assumptions similar to those used for the calculation of the fair value of biological assets in the Pará region at the date of these financial statements.

For the goodwill of Facepa and Mucuri PCH, calculated in 2018 in the business combination (Note 14.1), the same study was used at the base date of this financial statement.

On December 2018, the Company did not identify any need to reduce the book value of these assets.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

16.2.                    Intangible assets with undetermined useful life

On December 31, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

16.3.                    Intangible assets with determined useful life

	Trademarks and patents	Softwares	Customer relationship	Non Compete	R&D Agreements	Total
Useful life (years)	8.4	5	2.5	5	18.8
Acquisition cost	1,635	120,718	—	—	196,023	318,376
Accumulated amortization	(920)	(49,533)	—	—	(94,976)	(145,429)
Balances on December 31, 2016	715	71,185	—	—	101,047	172,947
Acquisitions	—	8,054	—	—	—	8,054
Foreign currency translation adjustment	—	—	—	—	1,284	1,284
Amortization	(105)	(21,825)	—	—	(8,339)	(30,268)
Write-offs	—	—	—	—	(18,937)	(18,937)
Transfers and others	—	8,705	—	—	—	8,705
Book balance	610	66,119	—	—	75,055	141,785
Acquisition cost	1,635	137,477	—	—	178,370	317,482
Accumulated amortization	(1,025)	(71,358)	—	—	(103,315)	(175,698)
Balances on December 31, 2017	610	66,119	—	—	75,055	141,785
Acquisitions	—	7,217	—	—	—	7,217
Acquisition PCH Mucuri/Facepa	17	749	—	—	—	766
Acquisition of assets identified in FACEPA (PPA)	21,598	—	28,505	3,374	—	53,477
Foreign currency translation adjustment	—	—	—	—	12,461	12,461
Amortization	(100)	(23,390)	—	—	(7,610)	(31,100)
Amortization PCH Mucuri/Facepa	(13)	(528)	—	—	—	(541)
Amortization of assets identified in FACEPA (PPA)	(2,635)	—	(9,502)	(562)	—	(12,699)
Transfers and others	—	8,945	—	—	—	8,945
Book balance	19,477	59,112	19,003	2,812	79,906	180,311
Acquisition cost	23,250	154,388	28,505	3,374	190,831	400,348
Accumulated amortization	(3,773)	(95,276)	(9,502)	(562)	(110,925)	(220,037)
Balances on December 31, 2018	19,477	59,112	19,003	2,812	79,906	180,311

17.                              Receivables from land expropriation

On July 1, 1987, the merged subsidiary Companhia Santista de Papel filed an Action for Damages for Indirect Expropriation, in order to obtain indemnification for an owned property, which had been declared as a public use area (property included in the State Serra do Mar State Park, in the city of Cubatão, state of São Paulo). On December 2, 2004, the action resulted in a final and unappealable decision in favor of the Company.

Suzano’s Management and legal advisors expect the expropriation amount to be transferred until the year 2024, when all expropriation amounts must be settled.

On December 31, 2018 the total receivables from land expropriation is R$ 63,652 (December 31, 2017, the amount was R$ 60,975).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

18.                              Trade accounts payable

	12/31/2018	12/31/2017

Domestic suppliers	559,885	575,631
Foreign suppliers	72,680	45,548
	632,565	621,179

19.                              Financing

19.1.                    Loans and Financing

				Annual average
				interest rate
			Index	on 12/31/2018	Maturity	12/31/2018	12/31/2017

Property, plant and equipment:
BNDES - Finem	(a)	(b)	Fixed rate /TJLP	7.18%	2019 to 2030	333,289	339,798
BNDES - Finem	(b)		Currency basket / US$	7.13%	2019 to 2022	161,517	165,125
BNDES - Finame	(a)		Fixed rate /TJLP	5.08%	2018 to 2024	2,980	4,708
FNE - BNB	(b)		Fixed rate	6.46%	2024 to 2026	217,014	244,452
FINEP	(b)		Fixed rate	4.00%	2020	12,860	20,577
Financial lease			CDI/US$	—	2019 to 2022	18,225	19,686
Export Credit Agency - ECA	(b)	(c)	US$/LIBOR	4.13%	2022	797,074	864,761
						1,542,959	1,659,107

Working capital:
Export financing			US$/LIBOR	4.27%	2021 a 2022	2,171,390	844,388
Export credit note	(f)		CDI	6.69%	2019 a 2026	3,799,257	2,907,200
Senior Notes	(d)		US$/Fixed rate	6.28%	2021 a 2047	11,406,027	4,730,800
Trade notes discount-Vendor			—	—	—	—	33,363
Syndicated Loan	(e)		US$/LIBOR	3.95%	2023	11,825,134	1,986,691
Fund of Investments in Receivables	(h)		—	—	2019	22,054	24,665
Rural Producer Certificate	(g)		CDI	7.43%	2026	279,838	—
Other			—	—	2019 a 2025	27,397	5,642
						29,531,097	10,532,749

						31,074,056	12,191,856

Current Portion (includes interest payaments)						3,425,399	2,115,067
Non-current Porties						27,648,657	10,076,789

Non-current loans and financing mature as follows:

2019						—	2,122,767
2020						2,229,429	2,599,279
2021						2,595,525	1,121,216
2022						3,259,465	123,745
2023						7,481,430	53,160
2024						39,960	34,084
2025						792,508	4,022,538
2026 onwards						11,250,340	—
						27,648,657	10,076,789

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(a)         Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.

(b)             Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders and (v) bank guarantee.

(c)          In order to finance the importation of equipment for the production of pulp at the plant located in Maranhão, Suzano obtained financing in the approximate amount of US$ 535 million, with a term of up to 9.5 years, guaranteed by Finnvera and EKN (“Export Credit Agency”). These agreements establish clauses related to the maintenance of certain levels of leverage, which are checked for compliance twice a year (June and December). To date, the Company has complied with all covenants established in the contracts: consolidated net debt / consolidated EBITDA ratio of less than 2.85 and consolidated EBITDA / net interest expense greater than 2.0.

(d)         In March 2017, Suzano Austria issued Senior Notes in the amount of US$ 300 million maturing in March 2047, with semiannual interest payment of 7.00% per annum and final return for investors of 7.38% per year. Additionally. In the last quarter of 2017, Suzano through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Austria, reopened Senior Notes issues in the amount of US$ 200 million, with maturity in July 2026, and interest corresponding to 4.62% per annum, to be paid semi-annually in January and July, and (ii) US$ 200 million maturing in March 2047, with interest corresponding to 6.30% per annum, to be paid semi-annually in the months of March and September. In September 2018, a new issue of US$ 1.0 billion of Senior Notes with interest of 6% per annum and maturing in 2029 (Note 1.1 a) (iii) was issued. In November 2018 Suzano Austria reopened the issue of Senior Notes maturing in March 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per annum, to be paid semi-annually in March and September.

(e)          In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) x)).

(f)           In the third quarter of 2018, two Export Credit Notes were contracted, amount of R$ 1.3 billion, indexed to CDI and maturing in 2026.

(g)          In the third quarter of 2018, a Rural Financial Producer Certificate was contracted, amount of R$ 275 million, indexed to CDI and maturing in 2026.

(h)         See Note 7.1 (a).

Certain financing agreements have financial and non-financial covenants. Financial covenants establish maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

19.2.                    Changes in loans and financing

Balances on December 31, 2016	14,012,779
Funding	2,561,954
Exchange variation	81,849
Settlement of principal	(4,533,736)
Settlement of interest	(1,025,117)
Interest expenses and other costs	1,041,995
Transaction costs and other costs (a)	52,132
Balances on December 31, 2017	12,191,856
Funding	20,964,722
Addition from acquisition of subsidiaries	79,923
Exchange variation	1,457,989
Settlement of principal	(3,738,577)
Settlement of interest	(669,088)
Interest expenses and other costs	873,344
Transaction costs and other costs (a)	(86,113)
Balances on December 31, 2018	31,074,056

(a) Includes, in addition to the funding and amortization costs, goodwill and negative goodwill on the issuance of debt.

19.3.                    Debentures

The debentures 6 issuance occurred on June 29, 2018, in a single series, with a nominal unit value of R$ 1. The Debentures are not convertible into shares and have no covenants (Note 1.1 a) vi)).

			12/31/2018
Issue	Serie	Issuance amount	Current	Non-current	Current and Non-current	Index	Annual rate of interest	Due date
6ª	Single	4,681,100	1,297	4,662,156	4,663,453	CDI	112.50%	6/29/2026
		Total	1,297	4,662,156	4,663,453

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

19.4.                    Transaction costs and premiums of securities issues

			Balance to be amortized
Nature	Total cost	Amortization	12/31/2018	12/31/2017
Senior Notes	134,754	(67,565)	67,189	27,280
NCE	77,457	(57,262)	20,195	23,076
Import (ECA)	101,811	(85,576)	16,235	26,386
Syndicated Loan	57,467	(26,915)	30,552	6,479
Debentures	20,295	(1,351)	18,944	—
Other	7,728	(4,540)	3,188	2,424
Total	399,512	(243,209)	156,303	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin and is converted into Brazilian reais for reporting purposes.

19.5.                    Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

19.6.                    Lease agreements

i) Financial lease agreements

The Company has financial lease agreements related to equipment used in the pulp and paper industrial process, in which the Company assumes the risks and benefits inherent to the property. Some agreements are denominated in U.S. dollar or the CDI overnight rate and contain purchase option clauses for these assets upon the expiration of the lease term, which varies from 5 to 15 years, for a price substantially lower than their fair value. Management intends to exercise the purchase options on the dates estimated in each agreement.

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(101,318)	(99,452)

Property, plant and equipment, net	6,842	8,708

Present value of mandatory installments (financing):

Less than 1 year	5,608	4,632
From 1 to 5 years	12,617	15,054

Total present value of mandatory installments (financing)	18,225	19,686

Financial charges to be recognized in the future	2,115	2,770

Total mandatory installments at the expiration of agreements	20,340	22,456

ii) Operating lease agreements

The Company has operating lease agreements related to the leasing of areas, offices, real estate, telephone exchanges and installation services, which are denominated in Reais. The Management does not intend to purchase the assets at the end of the contract and the term of the contracts are not equivalent to the substantial part of the useful life of the assets.

Land lease agreements, used for the formation of eucalyptus forests, have maturities of up to 21 years (3 cycles of forest formation). The cost incurred with the payment of these contracts is recognized as cost of training of Biological Assets.

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1,163	IGP-M(a) and IPCA(b)/IBGE(c)	01/2019 to 01/2024
Call center and licenses	1 to 120	IGP-DI(d)	01/2029
Land	182 to 2,047	IGP-M, IPCA/IBGE and others	01/2019 to 06/2046

(a) General market price index calculated by the Getúlio Vargas Foundation (IGP-M)

(b) Broad Consumer Price Index (IPCA)

(c) Brazilian Institute of Geography and Statistics (IBGE)

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(d) General prices Index - Internal Availability (IGP-DI)

The minimum payments of maturing operating will be as follows:

12/31/2018
Less than 1 year	181,903
From 1 year to 3 years	484,200
From 3 years to 5 years	258,018
More than 5 years	524,120
Total installments due	1,448,241

20.                              Other commitments

Take or Pay contracts

The Company entered into long-term contracts of up to 6 years in Take or Pay with suppliers of electricity, natural gas (LPG), fuel, chemicals, oxygen, CO2 and transportation. The contracts contain clauses of termination and suspension of supply due to non-compliance with essential obligations.

On December 31, 2018, the amount involved in this type of contract amounts to R$ 5,763,658, considering the minimum contractual amounts.

21.                              Provision for Contingencies

21.1.                    Changes in provisions for contingencies

	Tax and social security	Labor	Civil	Total

Balance on 12/31/2016	206,365	38,430	1,839	246,634
New lawsuits	32,672	9,888	1,880	44,440
Reversals	(4,738)	(3,720)	(337)	(8,795)
Inflation adjustment	42,400	9,467	—	51,867
Settlement of lawsuits	(3,375)	(13,702)	—	(17,077)
Balance on 12/31/2017	273,324	40,363	3,382	317,069
New lawsuits due to acquisition of subsidiaries	—	1,900	—	1,900
New lawsuits	49,754	28,716	150	78,620
Reversals	(13,605)	(5,011)	(394)	(19,010)
Inflation adjustment	5,747	7,481	475	13,703
Settlement of lawsuits	(18,350)	(22,580)	(81)	(41,011)
Balance on 12/31/2018	296,869	50,869	3,532	351,270

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

21.2.                    Tax and Social Security Suits and Proceedings

On December 31, 2018, the Company was a defendant in 407 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/Social Contribution (“CSLL”), PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contribution, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

With regard to the installment set up by Provisional Measure n°. 783/2017, subsequently converted into Law n° 13,496/2017, also known as “PERT”, the Company opted for to migrate certain debts that were covered by REFIS - Law 11,941 / 09, which have not yet been consolidated, and include other debts with probable likelihood of loss in said Installment Program, being provisioned on December 31, 2018 the amounts of said debts in the amount of R$ 4,398, already discounting in this amount the statutory reductions and amounts paid in advance to the Federal Revenue Service, whose consolidation still depends on a regulatory act to be issued by the said Public Organ.

21.3.                    Labor claims

On December 31, 2018, the Company was a defendant in 3,459 labor claims (probable, possible and remote).

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.4.                    Civil claims

On December 31, 2018, the Company is a defendant in approximately 453 civil claims (probable, possible and remote).

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.5.                    Judicial deposits

As of December 31, 2018, the Company has the amount of R$ 129,005 referring to judicial deposits. (On December 31, 2017, the amount of R$ 113,613)

The amounts of R$ 44,395, R$ 79,605 and R$ 5,005 refer to tax and social security, labor and civil lawsuits, respectively. (On December 31, 2017, the amounts of R$ 69,599 and R$ 44,014 refer to tax, social security and labor lawsuits, respectively)

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

21.6.                    Lawsuits with possible contingencies

The Company is involved in tax, civil and labor lawsuits that are not provisioned, since they involve risk with probability of loss classified by Management and by its legal advisors as possible:

	12/31/2018	12/31/2017	12/31/2016

Tax and social secutiry	1,077,761	1,026,950	193,922
Labor	85,309	14,268	38,667
Civil	43,271	23,666	1,310

	1,206,341	1,064,884	233,899

The Company is a defendant in tax proceedings whose likelihood of loss is considered possible, in the total amount of R$ 1,077,761, for which there is no provision. Of this amount, R$ 848,428 refers to tax assessment notices of PIS and COFINS, from 2007 to 2013, which have not yet been finally decided on the merits within the scope of the Administrative Tribunal.

The other tax and social security lawsuits refer to various taxes, such as Social Security Contribution, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in ancillary obligations.

22.                              Employee benefits

22.1.                    Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

22.2.                    Key actuarial economic and biometric assumptions used in the calculations of liability

	12/31/2018	12/31/2017
Discount rate - health plan	4,91% p.a	5.39% p.a
Discount rate - life insurance	4,91% p.a	5.39% p.a
Medical cost growth rate above basic inflation	3,25% p.a	3.25% p.a
Economic inflation	4,00% p.a	4.40% p.a
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of mortality of disabled persons	IAPB 57	IAPB 57

On December 31, 2018, the sensitivity of the balance of actuarial liabilities to the changes in the main assumptions used, considering that all others remain unchanged, is as follows:

	Change	Increase in liability	Decrease in liabiliy

Discount rate	0.50%	Decrease of 5.67%	Increase of 6.25%
Medical cost growth rate	0.50%	Increase of 6.41%	Decrease of 5.86%
Mortality	1 year	Increase of 0.47%	Decrease of 2.27%

22.3.                    Changes in actuarial liabilities

Opening balance on December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial gain	(4,173)
Benefits paid in the year	(21,595)
Balance at December 31, 2017	351,263
Interest on actuarial liability	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Closing balance on December 31, 2018	430,427

23.                              Share-Based Compensation Plans

For the year ended December 31, 2018, the Company has four (4) long term incentive plans share-based: (i) Payment in phantom shares plan in cash; (ii) Stock Options plan; (iii) Share appreciation rights (“SAR”) and (iv) Performance Share plan.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Certain executives, management and employees (beneficiaries) are entitled to the plan. The general acquisition conditions, such as exercise price, number of shares, vesting period and grant of stock options to these executives (beneficiaries) are defined in specific regulations in accordance with the guidelines and conditions established by the Company’s Board of Directors.

23.1.                    Phantom Stock Options (“PSO”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2017, the Company granted the SAR and PLUS 2017 (Share Appreciation Rights) (“SAR”) Programs of phantom stock options. In this program, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after three years to acquire the option. The Company also granted Long-Term Incentive (LTI) programs to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 to 5 years, as of the grant date, in accordance with the characteristics of each plan.

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the Suzano’s shares (SUZB3) between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

	12/31/2018	12/31/2017	12/31/2016
	Number of shares	Number of shares	Number of shares
Available at the beginning of the year	5,055,519	3,048,991	3,570,103
Granted during the year	1,415,476	3,035,488	1,092,921
Intercompany transfer	—	—	32,061
Exercised (a)	(751,859)	(695,532)	(1,144,900)
Exercised due to dismissal (a)	(153,601)	(161,270)	(138,896)
Abandoned / prescribed due to dismissal	(520,178)	(172,158)	(362,298)
Available at the end of the year	5,045,357	5,055,519	3,048,991

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(a)         For share options exercised and those exercised due to employment termination, the average price on December 31, 2018 and 2017 was R$ 47.77 and R$ 19.84, respectively.

On December 31, 2018, outstanding phantom shares option plans are as follows:

12/31/2018

Program	Grant date	2nd exercise date	Fair value on the grant date		No. of options granted
Deferral 2014	3/1/2015	3/1/2019	R$	10.80	187,263
SAR 2015	4/1/2015	4/1/2020	R$	11.69	3,635
SAR 2015 - September	9/1/2015	9/1/2020	R$	15.99	4,340
Deferral 2015	3/1/2016	3/1/2019	R$	16.93	72,096
Deferral 2015	3/1/2016	3/1/2020	R$	16.93	72,096
SAR 2016	4/1/2016	4/1/2021	R$	15.96	568,215
PLUS 2016	4/1/2016	4/1/2021	R$	15.96	192,142
SAR 2016 - October	10/3/2016	10/3/2021	R$	11.03	8,934
SAR 2017	4/3/2017	4/3/2022	R$	13.30	938,457
PLUS 2017	4/3/2017	4/3/2022	R$	13.30	235,578
ILP 2017 - 36	4/3/2017	4/3/2020	R$	13.30	304,512
ILP 2017 - 48	4/3/2017	4/3/2021	R$	13.30	304,512
ILP 2017 - 60	4/3/2017	4/3/2022	R$	13.30	304,512
ILP 2017 - CAB	5/1/2017	5/1/2020	R$	13.30	307,141
ILP 2017 - 36 Oct.	10/2/2020	10/2/2020	R$	15.87	126,444
ILP 2017 - 48 Oct.	10/2/2021	10/2/2021	R$	15.87	42,008
ILP 2017 - 60 Oct.	10/2/2022	10/2/2022	R$	15.87	42,008
Deferral 2017	3/1/2018	3/1/2021	R$	19.88	196,535
Deferral 2017	3/1/2018	3/1/2022	R$	19.88	196,535
ILP 2018	4/2/2018	2/4/2018	R$	21.45	15,851
SAR 2018	4/2/2018	2/4/2018	R$	21.45	841,735
PLUS 2018	4/2/2018	2/4/2018	R$	21.45	80,808
	TOTAL				5,045,357

23.2.                    Common stock option plan

Of the Company’s Stock Option Plans (SOPs), we have Program III, granted in 2013, which have all been settled, the last in 2018.

On January 1, 2018, the Company established a Restricted Shares plan based on the Company’s performance (Program IV). The Plan associates the amount of Restricted Shares granted to the Company’s performance in relation to the ROIC goal (Return Over Invested Capital). The size of the restricted stock grant is defined in financial terms and is subsequently

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

converted into shares based on the last 60 pre-announcements on December 31, 2018 of SUZB3 at B3 (Brazil, Bolsa, Balcão).

23.3.                    Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo (MMC) method, which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil).

The fair value of the plan of common shares of Program III, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

Indexes
Options
Description of assumptions	Program III	SAR 2015	SAR 2016 and Plus 2016	SAR 2017 and Plus 2017	SAR 2018 and Plus 2018
Calculation Model	Binomial	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo
Asset base price (per share)	R$ 7.73	R$ 42.46	R$ 42.46	R$ 42.46	R$ 42.46
Expectation of volatility (a)	40.47 % p.a.	44.36 % p.a.	44.36 % p.a.	44.36 % p.a.	44.36 % p.a.
Phantom stock/options average life expectancy (b)	Equal to option life
Dividends expectancy (c)	3.49 % p.a.	1% p.a.	1% p.a.	1% p.a.	1% p.a.
Risk-free weighted average interest rate (d)	8.99%	8.72%	8.72%	8.72%	8.72%

(a)                                The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the vesting year, as well as the historical volatility of returns, considering a standard deviation of 745 observations of returns;

(b)                                The expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(c)                                 The expectation of dividends was defined based on historical earnings per share of the Suzano;

(d)                                Risk-free weighted average interest rate used was the BRL yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized in the financial statements are presented below:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Liabilities and equity		Income Statement
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2016
Non-current liabilities
Provision for phantom stock plan	124,318	38,320	(126,439)	(32,192)	529

Shareholders’ equity
Stock option reserve	5,100	14,237	(5,170)	(1,521)	(3,337)
Total general and administrative expenses from share-based transactions			(131,609)	(33,713)	(2,808)

24.                              Liabilities for assets acquisitions and subsidiaries

	12/31/2018	12/31/2017
Assets acquisition
Land acquired from third parties (a)	91,085	102,059
Duratex (b)	385,397	—
	476,482	102,059

Business combination transaction
Facepa (c)	41,185	—
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (d)	474,845	483,927
	516,030	483,927

	992,512	585,986

Total current liabilities	476,954	83,155
Total non-current liabilities	515,558	502,831

(a) Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

(b) Refers to the commitments related to the acquisition of rural properties and forests (biological assets), restated by the IPCA with maturity in August 2019.

(c) Acquired in March 2018, for the amount of R$ 307,876, upon payment of R$ 267,876 and the remaining R$ 40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

(d) On August 2014, Suzano acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”).

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

25.                              Equity

25.1.                    Share Capital

On December 31, 2018, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the share capital is presented below:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24%
Controlling Shareholders	185,693,440	16.80%
Subtotal	553,305,674	50.04%
Management	69,918,251	6.32%
Treasury	12,042,004	1.09%
BNDESPAR	75,909,985	6.86%
Mondrian Investment Partners	72,878,900	6.59%
Other shareholders	321,771,331	29.10%
Total	1,105,826,145	100.00%

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On December 31, 2018, SUZB3 common shares ended the year quoted at R$ 38.08 (on December 31, 2017, SUZB3 was quoted at R$ 18.69).

25.2.                    Capital reserve

The Capital Reserve is composed of the balances of the tax incentive reserve, the stock option reserve, the treasury shares the and the costs directly attributable to the Share Offering, which are primarily composed of the expenses with the fees and commissions charged by legal counsel, consultants and auditors.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

25.3.                    Treasury shares

	Number of shares					Average price per share
	Ordinary	Pref. A	Pref. B	Total	R$	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60
Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24
Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42
Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68
Balance on 12/31/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)                                Treasury shares used to meet the share-based compensation plan (Note 23).

(b)                                On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share.

(c)                                 On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class “B” preferred shares.

(d)                                Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.4.                    Retained earnings

The Reserve for Capital Increase is composed of 90% of the remaining balance of net income for the year, after dividends, and legal reserve and aims to ensure the Company adequate operational conditions.

The Special Statutory Reserve includes the remaining 10% of the remaining balance of net income for the year and aims to ensure the distribution of dividends.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

25.5.                    Other reserves

	Conversion of debentures - 5th issue	Actuarial gains/losses(a)	Exchange variation/ Conversion reserves	Deemed cost(a)	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567
Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)
Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Actuarial gain of deferred income tax and social contribution	—	(45,741)	—	—	(45,741)
Gains from conversion of operations abroad	—	—	137,546	—	137,546
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(68,424)	(68,424)
Balances on December 31, 2018	(45,745)	(98,490)	164,168	2,301,776	2,321,708

(a)                                Net of deferred tax effects

25.6.                    Earnings per share

Basic

Basic earnings (loss) per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in Note 27.3) b), in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share. Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was considered retrospectively.

	12/31/2018	12/31/2017	12/31/2016

Earnings attributed to shareholders	319,693	1,820,994	1,677,815

Weighted average number of shares in the year	1,105,826	1,106,297	1,107,739
Weighted average treasury shares	(12,333)	(14,597)	(17,696)
Weighted average number of outstanding shares	1,093,493	1,091,700	1,090,043

Total basic earnings per common share	0.29236	1.66804	1.53922

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution. The Company presents dilution potential: call options exercisable at the discretion of the holder.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017	12/31/2016

Earnings attributed to shareholders	319,693	1,820,994	1,677,815

Weighted average number of shares in the year	1,093,493	1,091,700	1,090,043
Adjustment by stock options	1,386	2,428	3,493
Weighted average number of shares (diluted)	1,094,879	1,094,128	1,093,536

Total diluted earnings per common share	0.29199	1.66433	1.53430

25.7.                    Dividends

The minimum dividends for each fiscal year should be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

On December 31, 2018, based on the criteria defined in the bylaws, mandatory minimum dividends were determined based on item i)

12/31/2018
Net income for the year	318,339
Accrual of legal reserve - 5%	(15,917)
Accrual of reserve for tax incentives	(288,557)
Dividend calculation base	13,865

Minimum mandatory dividends - 25%	3,466

As a proposal of the Management, the amount of R$ 600,000 of total dividends will be submitted to Annual General Meeting/Extraordinary approval. The portion exceeding the mandatory minimum dividends, if approved, will be allocated to the profit reserves.

On December 31, 2017, the Company calculated dividends as follows:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve - 5%	(90,372)
Accrual of reserve for tax incentives	(196,604)
Dividend calculation base	1,520,457
Minimum mandatory dividends - 25%	380,115

Dividends paid in advance as interest on own capital	(199,835)
180,280

The Company revised the calculation of the proposed dividends for the fiscal year ended December 31, 2017 as follows:

Article 26, c),  i)

Net Income under statutary book for the year	1,807,433

Net Income Allocation:
Legal Reserve 5% - Art. 31, “a” of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604

Dividend distribution base	1,520,458

Proposed dividends	380,115
Interest on own capital	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	210,255

Article 26, c),  ii)

Net Income under statutary book for the year	1,807,433
(-) Financial income	(379,049)
(+) Financial expenses	1,397,889

(+) Depreciation/Amortization/Depletion	1,402,778

(+) IRPJ / CSLL	431,632
EBITDA	4,660,683
(-) Fair Value of Biological Assets	(192,504)
(+) Other non-recurring adjustments	146,720
Adjusted EBITDA*	4,614,899

(-) Sustaining CAPEX	(1,099,771)
Operating Cash Generation - GCO	3,515,128

Dividends - Art 26, “c” of the Bylaws	351,513

Interest on equity	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$ 351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on own capital, with the balance of R$ 181,653 remaining payable. The difference of R$ 1,373 between the amount previously disclosed in December 31, 2017 (R$ 180,280) and the minimum dividend calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Even though the minimum mandatory dividend amounted R$ 351,513, Management submitted to the Annual Shareholders’ Meeting held on April 26, 2018 and approved the proposal for total dividends related to the fiscal year of 2017 in the amount of R$ 380,115, which was paid on December 11, 2017 by interest on equity the amount of R$ 199,835 and on May 9, 2018 the remaining balance.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

26.                 Net Financial Result

	12/31/2018	12/31/2017	12/31/2016

Income from financial investments	442,378	285,888	333,168
Other financial income	17,329	19,890	48,636
Total financial income	459,707	305,778	381,804

Loan interest expenses	(1,075,567)	(1,035,986)	(991,796)
Other interest expenses	(120,991)	(108,410)	(104,023)
Other financial expenses	(303,816)	(74,080)	(60,385)
Total financial expenses	(1,500,374)	(1,218,476)	(1,156,204)

Monetary and exchange variations on loans and financing	(1,311,061)	(163,418)	1,619,202
Monetary and exchange variations on other assets and liabilities	244,411	(15,995)	(251,921)
Monetary and exchange variation, net	(1,066,650)	(179,413)	1,367,281

Derivative gain (loss)	(2,735,196)	73,271	528,839

Financial income	459,707	379,049	2,277,924
Financial expenses	(5,302,220)	(1,397,889)	(1,156,204)
Financial result, net	(4,842,513)	(1,018,840)	1,121,720

27.                     Net Sales Revenue

	12/31/2018	12/31/2017	12/31/2016

Gross sales	14,802,821	11,752,459	11,033,809

Deductions:
Present value adjustment	(4,984)	—	(20,620)
Returns and cancelations	(75,477)	(50,199)	(76,654)
Discounts and rebates	(15,695)	(6,589)	(9,807)
	14,706,665	11,695,671	10,926,728

Taxes on sales (a)	(1,263,289)	(1,114,998)	(1,087,566)

Net sales revenue	13,443,376	10,580,673	9,839,162

(a) Includes the relative amount 2.5% of gross sales revenue in the domestic market, related to social contribution to the (INSS), pursuant to Law n° 12.546/11, Article 8, Annex I and their respective changes.

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018		12/31/2017		12/31/2016
	Net revenue	% Total net revenue	Net revenue	% Total net revenue	Net revenue	% Total net revenue

Domestic market (Brazil)	4,051,643	30%	3,222,158	30%	3,276,248	33%
Foreign market	9,391,734	70%	7,358,515	70%	6,562,914	67%
China	2,113,078	16%	1,786,629	17%	1,279,134	13%
United States	1,346,863	10%	1,392,159	13%	1,359,651	14%
Hong Kong	1,412,179	11%	1,230,631	12%	1,001,465	10%
France	889,471	7%	475,442	4%	503,649	5%
Germany	568,409	4%	441,506	4%	377,619	4%
Italy	447,063	3%	378,874	4%	611,150	6%
South Korea	160,286	1%	19,974	0%	205,132	2%
Spain	198,692	1%	246,184	2%	132,323	1%
Turkey	328,821	2%	197,880	2%	144,031	1%
United Kingdom	235,441	2%	195,828	2%	186,436	2%
Mexico	140,055	1%	23,727	0%	352,662	4%
Argentina	157,715	1%	160,207	2%	158,425	2%
Peru	200,017	1%	128,083	1%	101,807	1%
Other countries	1,193,646	9%	681,392	6%	149,430	2%
Total net revenue	13,443,376	100%	10,580,673	100%	9,839,162	100%

28.                              Information by Segment and Geographic Areas

28.1.                    Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i) Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii) Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Sales of the consumer goods segment (tissue) are classified in this segment due to the segment’s immateriality.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

28.2.                          Information on operating segments

	12/31/2018
	Pulp	Paper	Not segmented	Total
Net sales revenue	8,783,272	4,660,104	—	13,443,376
Domestic market (Brazil)	744,566	3,307,076	—	4,051,642
Foreign market	8,038,706	1,353,028	—	9,391,734
Asia	3,837,998	101,695	—	3,939,693
Europe	2,810,899	225,111	—	3,036,010
North America	1,340,907	210,831	—	1,551,738
South and Central America	48,902	774,730	—	823,632
Africa	—	40,661	—	40,661
Cost of sales	(3,965,912)	(2,956,419)		(6,922,331)
Gross profit	4,817,360	1,703,685	—	6,521,045
Gross margin (%)	54.8%	36.6%	—	48.5%

Operating income (expenses)	(626,887)	(886,347)	—	(1,513,234)
Selling expenses	(212,869)	(385,857)	—	(598,726)
General and administrative expenses	(275,859)	(549,350)	—	(825,209)
Other operating income (expenses), net	(138,159)	41,284	—	(96,875)
Equity pick-up	—	7,576	—	7,576

Operating profit before net financial income	4,190,473	817,337	—	5,007,811
Operating margin (%)	47.7%	17.5%	—	37.3%

Financial result, net	—	—	(4,842,513)	(4,842,513)
Income (loss) before income taxes	4,190,473	817,337	(4,842,513)	165,298

Income taxes	—	—	154,516	154,516

Net income (loss) for the year	4,190,473	817,337	(4,687,997)	319,814
Profit margin for the year (%)	47.7%	17.5%	—	2.5%

Depreciation, depletion and amortization	1,105,381	457,842	—	1,563,223

Total assets	19,798,067	7,487,686	26,646,891	53,932,644
Total liabilities	670,041	701,802	40,534,866	41,906,709

Controlling interest equity	—	—	12,012,007	12,012,007
Non-controlling interest in subsidiaries’ equity	—	—	13,928	13,928
Total equity	—	—	12,025,935	12,025,935

Products sold (in tons)	3,225,719	1,255,637	—	4,481,356
Foreign market	2,927,714	377,263	—	3,304,977
Domestic market (Brazil)	298,005	878,374	—	1,176,379

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,494	3,660,179	—	10,580,673
Domestic market (Brazil)	624,320	2,597,838	—	3,222,158
Foreign market	6,296,174	1,062,341	—	7,358,515
Asia	2,976,504	32,950	—	3,009,454
Europe	2,262,162	139,572	—	2,401,734
North America	966,789	254,971	—	1,221,760
South and Central America	90,719	608,445	—	699,164
Africa	—	26,404	—	26,404
Cost of sales	(3,937,036)	(2,559,268)	—	(6,496,304)
Gross profit	2,983,458	1,100,911	—	4,084,369
Gross margin (%)	43.1%	30.1%	—	38.6%

Operating income (expenses)	(104,985)	(749,449)	48,517	(805,917)
Selling expenses	(163,879)	(259,446)	—	(423,325)
General and administrative expenses	(185,141)	(343,833)	—	(528,974)
Other operating income (expenses), net	244,035	(152,042)	48,517	140,510
Equity pick-up	—	5,872	—	5,872

Operating profit before net financial income	2,878,473	351,462	48,517	3,278,452
Operating margin (%)	41.6%	9.6%	—	31.0%

Financial result, net	—	—	(1,018,840)	(1,018,840)
Income (loss) before income taxes	2,878,473	351,462	(970,323)	2,259,612

Income taxes	—	—	(438,618)	(438,618)

Net income (loss) for the year	2,878,473	351,462	(1,408,941)	1,820,994
Profit margin for the year (%)	41.6%	9.6%	—	17.2%

Depreciation, depletion and amortization	1,007,280	395,498	—	1,402,778

Total assets	18,901,493	6,336,499	3,288,203	28,526,195
Total liabilities	637,451	643,594	15,628,539	16,909,584

Controlling interest equity	—	—	11,616,611	11,616,611
Non-controlling interest in subsidiaries’ equity	—	—	—	—
Total equity	—	—	11,616,611	11,616,611

Products sold (in tons)	3,631,831	1,190,108	—	4,821,938
Foreign market	3,255,329	374,190	—	3,629,519
Domestic market (Brazil)	376,502	815,917	—	1,192,419

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2016
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,144,123	3,695,039	—	9,839,162
Domestic market (Brazil)	703,820	2,572,428	—	3,276,248
Foreign market	5,440,303	1,122,611	—	6,562,914
Asia	2,502,344	32,054	—	2,534,398
Europe	1,962,469	143,036	—	2,105,505
North America	898,442	327,718	—	1,226,160
South and Central America	71,725	568,253	—	639,978
Africa	5,323	51,550	—	56,873
Cost of sales	(4,082,147)	(2,480,933)	—	(6,563,080)
Gross profit	2,061,976	1,214,106	—	3,276,082
Gross margin (%)	33.6%	32.9%	—	33.3%

Operating income (expenses)	(1,347,490)	(653,608)	—	(2,001,098)
Selling expenses	(177,098)	(239,212)	—	(416,310)
General and administrative expenses	(149,485)	(277,615)	—	(427,100)
Other operating income (expenses), net	(1,020,907)	(129,654)	—	(1,150,561)
Equity pick-up	—	(7,127)	—	(7,127)

Operating profit before net financial income	714,486	560,498	—	1,274,984
Operating margin (%)	11.6%	15.2%	—	13.0%

Financial result, net	—	—	1,121,720	1,121,720
Income (loss) before income taxes	714,486	560,498	1,121,720	2,396,704

Income taxes	—	—	(718,889)	(718,889)

Net income (loss) for the year	714,486	560,498	402,831	1,677,815
Profit margin for the year (%)	11.6%	15.2%	—	17.1%

Depreciation, depletion and amortization	1,006,222	397,296	—	1,403,518

Total assets	17,765,172	6,830,676	4,775,427	29,371,275
Total liabilities	815,332	704,409	17,726,545	19,246,286

Controlling interest equity	—	—	10,124,989	10,124,989
Non-controlling interest in subsidiaries’ equity	—	—	—	—
Total equity	—	—	10,124,989	10,124,989

Products sold (in tons)	3,528,378	1,188,404	—	4,716,782
Foreign market	3,117,814	361,996	—	3,479,810
Domestic market (Brazil)	410,564	826,408	—	1,236,972

(a) The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

28.3.                     Net sales by products

The table below shows the breakdown of paper consolidated net sales by product:

	12/31/2018	12/31/2017	12/31/2016
Products
Market pulp (a)	8,783,274	6,920,494	6,144,123
Printing and writing paper (b)	3,834,380	2,265,093	2,233,995
Paperboard	764,701	1,273,540	1,357,829
Other	61,021	121.546	103.215
Total Revenue	13,443,376	10,580,673	9,839,162

(a) Fluff pulp is not material (around 1% of the total net sales) and thus was included in Market Pulp sales.

(b) Tissue paper is recently product released and its revenues represented 3.5% of the total net sales, due to immateriality was included in Printing and writing paper.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

29.                               Expenses by Nature

	12/31/2018	12/31/2017	12/31/2016

Cost of sales
Personnel expenses	(649,741)	(546,090)	(507,311)
Variable cost	(3,197,895)	(2,994,349)	(2,907,344)
Logistics cost	(1,044,899)	(963,379)	(944,119)
Depreciation, depletion and amortization	(1,523,935)	(1,367,856)	(1,373,355)
Other costs	(505,861)	(624,630)	(830,951)
	(6,922,331)	(6,496,304)	(6,563,080)

Selling expenses
Personnel expenses	(145,844)	(106,083)	(111,022)
Services	(78,227)	(45,593)	(39,854)
Logistics cost	(297,129)	(220,944)	(198,973)
Depreciation and amortization	(4,471)	(3,547)	(3,439)
Other expenses (a)	(73,054)	(47,158)	(63,022)
	(598,726)	(423,325)	(416,310)

Administrative expenses
Personnel expenses	(469,661)	(309,019)	(235,153)
Services	(235,544)	(105,522)	(85,911)
Depreciation and amortization	(34,817)	(31,375)	(26,724)
Other expenses (b)	(85,187)	(83,058)	(79,312)
	(825,209)	(528,974)	(427,100)

Other operating (expenses) income
Result from disposal of other products	8,785	4,765	13,952
Result from disposal of property, plant and equipment and biological assets	4,523	29,005	9,767
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(18,103)	(66,707)	(124,108)
Provision for land losses (impairment)	—	—	(192,538)
Amortization of intangible assets	(9,947)	(8,303)	(15,136)
Adjustment to fair value of biological assets	(129,187)	192,504	(780,666)
Partial write-off of intangible assets (Note 16.3)	—	(18,845)	(78,799)
Tax recovery	335	5,613	15,672
Receipt of royalties	—	2,603	—
Loss in fixed assets disposal	—	(24,305)	—
Judicial agreements	—	20,231	—
Land conflict agreement	—	(11,779)	—
Trade agreement credits	51,846	10,671
Other operating income (expenses), net	(5,127)	5,057	1,295
	(96,875)	140,510	(1,150,561)

	(8,443,141)	(7,308,093)	(8,557,050)

(a)         Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.

(b)         Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(c)          On December 31, 2018 the amount refers to R$ 10,903 of write-offs related to losses and damages with biological assets and R$ 5,507 with property, plant and equipment (On December 31, 2017 the amount refers to R$ 49,338 of write-offs related to losses and claims with biological assets, R$ 17,369 with property, plant and equipment, and R$ 2,846 in reversal of provision for write-off of biological assets.

30.                               Insurance

Suzano maintains insurance coverage in amounts considered sufficient to cover possible liability risks, material losses and loss of profits. The maximum indemnity limit for material assets is R$ 7,520,000, for civil liability of Directors and Officers (D&O), the insured amount is US$ 100,000 and, for general civil liability, the insured amount is US$ 5,500.

Eucalyptus forests are not covered by insurance policies due to the particularities of this asset. The Company conducts constant monitoring through strategically positioned watchtower network, using fire alarm systems and trained fire brigades to prevent and combat these risks in forest areas.

31.                               Supplementary cash flow information non-cash transactions

	12/31/2018	12/31/2017	12/31/2016

Additions to property, plant and equipment	(242,337)	—	—
Additions to biological assets	(120,495)	—	—
Accounts payable for asset acquisition	402,832	—	—
Acquisition of subsidiaries	(40,000)

The amounts relate to the transaction with Duratex and Facepa (Note 1.1 (a) (vii) and (b) (ii))

32.                               Events subsequent to the reporting date

i) Business Combination — Fibria Celulose S.A.

The Company completed the corporate reorganization process that resulted in the full control of the capital stock of Fibria, a producer of eucalyptus pulp, under the terms of the Agreement presented in note 1.1 b. i).

The corporate reorganization has as its main objective the creation of a new company, which will be a world leader in the production and sale of paper and pulp, the Company resulting from this union will have approximately 37 thousand employees (direct and third), with assets located in Brazil and in the world. In total there will be 11 industrial units, reaching 11 million tons of pulp, 1.4 million tons of paper and annual export volumes totaling R$ 18 billion.

The consideration by Fibria, defined in terms of the Agreement, is as follows:

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

i) Share exchange ratio

On January 2, 2019, pursuant to Notice to Shareholders, the exchange ratio of the common shares issued by the Holding held by Fibria shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, is due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and present date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and the present date of 1,091,984,141 shares to 1,093,784,141 shares.

As a result of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R $ 36.95 (thirty-six reais and ninety-five cents), totaling amount of R$ 9,438,413; and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 (fifteen reais and thirty-eight cents ) attributed to 0.4611 common share for R$ 15.39 (fifteen reais and thirty nine cents) attributed to 0.4613 common share of Suzano

ii) Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Portion, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50 (fifty two reais and fifty centavos), (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 (five reais and three cents) (ii) plus R$ 2.73 (two reais and seventy-three cents), corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 (two hundred seventy- and fifty-two) business days, calculated and disclosed daily by B3 SA - Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Expiration Date of the Transaction (including January 2019 (including) and January 14, 2019 (inclusive), the DI Rate was estimated at 6.40% (six point forty percent) per year, with a total and final amount of R$ 50.20 (fifty reais and twenty cents) per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,440.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano conducted a preliminary valuation analysis of the fair market value of the assets of Fibria acquired and liabilities assumed. Using the full consideration for the Merger, Suzano estimated the allocations for such assets and liabilities. The following table, in millions of

Suzano Papel e Celulose S.A. Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

Reais, summarizes the allocation of the preliminary purchase price on January 3, 2019 based on Fibria’s financial statements as of December 31, 2018.

	(amounts expressed in millions of Reais)
Cash consideration	27,797
Issuance of shares (Suzano)	9,439
Total consideration	37,236

Book value of Fibria’s shareholders’ equity	14,149
Elimination of the book value of existing goodwill, net of the deferred income taxes	(3,425)
Book value of Fibria’s shareholders’ equity, net of goodwill	10,724

Adjustments to fair value
Inventories	2,179	(a)
Property, plant and equipment	9,290	(b)
Customer relationship	9,579	(c)
Port Assets	750	(d)
Possible contingent losses	(2,970	)(e)
Loans and Financing	(60	)(f)
Taxes recoverable	(236	)(g)
Other Net Assets and Liabilities	368	(h)
Deferred taxes, net	(501	)(i)

Total impact of fair value	18,399

Total preliminary goodwill	8,113

(a) Calculated considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

(b) Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(c) In order to determine the fair value adjustment in the customer portfolio, the income approach and the MPEEM (Multi Period Excess Earnings Method) method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was calculated using estimated discounted cash flows.

(d) Fibria has concession contracts and port assets to assist in port operations in Brazil. The fair value calculation of these assets was considered the income approach, the MPEEM (Multi Period Excess Earnings Method) method that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

(e) At the moment, in the business combination, for the calculation of the fair value of the contingencies, whose chances of loss were considered possible and remote by Fibria’s Management, the amounts indicated were

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

considered by the Management of Suzano and its external and independent advisors based on the analyzes of Fibria’s external lawyers.

(f) Adjustment to fair value of loans and financing was calculated based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date.

(g) For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, brought to present value considering the expected Selic rate for the same period, was considered.

(h) In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

(i) Deferred income tax on fair value adjustments of assets in Veracel and Portocel

The goodwill above is attributable to Fibria’s strong market position and expected future profitability in negotiations in the eucalyptus pulp market.

The direct costs related to the operation, recorded directly in the income for the year, totaled approximately R$ 63,690, substantially consisting of expenses with legal fees, auditing and other consulting services.

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(expressed in millions of Reais)
Fair value
Assets
Current
Cash and cash equivalents	1,794
Financial instruments	4,316
Derivative financial instruments	211
Trade accounts receivable	1,303
Inventories	6,187
Recoverable taxes	261
Other assets	211
Total Current Assets	14,283

Non-current
Financial Investments	173
Derivative Financial Instruments	455
Recoverable taxes	988
Advances to Suppliers	604
Judicial deposits	210
Deferred taxes	1,637
Other assets	227
4,295

Investments	200
Biological assets	4,580
Fixed Assets	24,889
Right of Use	2,762
Intangible assets	11,018
Other intangible assets	309
Customer Portfolio	9,579
Software	21
Cultivars	143
Supplier contracts	172
Grant	750
Added value of contracts-leases	44
Unallocated parcel-Goodwill	8,113
51,562

Total Non-current assets	55,857

Total Asset	70,140

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(expressed in millions of Reais)
Fair value
Liabilities
Current
Loans and financing	3,136
Derivative Financial Instruments	276
Lease Liabilities	349
Trade accounts payable	3,427
Payroll and charges	402
Taxes payable	129
Dividends payable	731
Other accounts payable	151
Total Current Liabilities	8,601

Non-current
Loans and financing	17,591
Lease Liabilities	2,412
Derivative Financial Instruments	126
Provision for contingencies, liquid	3,181
Deferrad taxes	512
Other accounts payable	369
Total Non-Current Liabilities	24,191

Total Liabilities	32,792

Equity
Shareholders ‘ equity	37,236

Non-controlling interest	112

Total equity	37,348

Total liabilities and shareholders ‘ equity	70,140

Suzano Papel e Celulose S.A.
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

ii) Debenture - 7th issue.

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible debentures with maturing in January, 2020 with interest rate from 103% to 112% of CDI.

iii) Senior Notes (“Notes 2029”)

On January 29, 2019, the Company reopened Senior Notes 2029 with the additional issuance of debt securities in the amount of US$ 750,000 (equivalent to R$ 2.8 billion). The notes mature in January 2029 and were issued with interest of 5.465% per annum, which will be paid semi-annually.